Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING AND

INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the

Annual General Meeting of Shareholders

to be held on Friday, May 13, 2011

March 11, 2011

i

NOTICE TO SHAREHOLDERS

Effective January 1, 2011, Enerplus Resources Fund (the “Fund”) and Enerplus Corporation (the “Corporation”) completed a plan of arrangement pursuant to which the business carried on by the Fund was reorganized from an income trust structure under the Fund to a corporate structure under the Corporation (the “Conversion”).  Pursuant to the Conversion, each trust unit of the Fund was exchanged for one common share of the Corporation, and the Corporation has continued as the successor issuer to the Fund The decision to convert to a corporate structure resulted from the Canadian federal government’s decision, announced on October 31, 2006, to effectively tax income trusts such as the Fund in a manner similar to Canadian corporations beginning in 2011.  In this Information Circular, any references to “Enerplus” or the “Corporation” when used in a historical context prior to January 1, 2011 refer to the Fund and its consolidated subsidiaries, and when used in the present tense or prospectively, those terms refer to Enerplus Corporation.

Enerplus has filed its audited annual consolidated financial statements for the year ended December 31, 2010 with the U.S. Securities Exchange Commission in its annual report on Form 40-F, available on the internet as an EDGAR filing at www.sec.gov, and with the Canadian securities regulatory authorities, available on the internet on the Corporation’s SEDAR profile at www.sedar.com. These financial statements are also available on the Corporation’s website at www.enerplus.com.  Any securityholder of the Corporation may receive a hard copy of its audited annual consolidated financial statements for the year ended December 31, 2010 and/or interim consolidated financial statements released throughout 2011 free of charge upon request to the Corporation at Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, Attention: Investor Relations, or by telephone (1.800.319.6462) or email (investorrelations@enerplus.com).

ii

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On

Friday, May 13, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of ENERPLUS CORPORATION (the “Corporation” or “Enerplus”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 13, 2011 at 10:00 a.m. (Calgary time) for the following purposes:

1.                                       to receive the consolidated financial statements of Enerplus for the year ended December 31, 2010, together with the auditors’ report on those statements;

2.                                       to elect the directors of the Corporation;

3.                                       to appoint the auditors of the Corporation; and

4.                                       to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed are set forth in the Information Circular and Proxy Statement that accompanies this Notice.

Every registered holder of Common Shares at the close of business on March 25, 2011 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

The quorum for this Meeting is two or more individuals present in person or by proxy representing not less than 10% of the aggregate outstanding Common Shares.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular and Proxy Statement accompanying this Notice.

Dated at Calgary, Alberta this 11th day of March, 2011.

By order of the Board of Directors of
ENERPLUS CORPORATION

“David A. McCoy”
David A. McCoy
Vice President, General Counsel
& Corporate Secretary

iii

INFORMATION CIRCULAR AND PROXY STATEMENT

General

This Information Circular and Proxy Statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by Enerplus Corporation (the “Corporation” or “Enerplus”) for use at the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 13, 2011, commencing at 10:00 a.m. (Calgary time), for the purposes set forth in the Notice of Annual General Meeting of Shareholders (the “Notice of Meeting”) accompanying this Information Circular.

Every registered holder of Common Shares at the close of business on March 25, 2011 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the transfer agent and registrar of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation’s transfer agent and registrar.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS Clearing and Depository for Services Inc. or its nominee, CDS & Co., which acts as nominee for many Canadian brokerage firms, and in the United States the vast majority of such Common Shares are registered under the name of The Depository Trust Company or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms.  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable “voting instruction form” in lieu of the form of proxy.  Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as set forth on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.  Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting their Common Shares, a Beneficial Shareholder may attend at the Meeting as a proxyholder and vote their Common Shares in that capacity.  To do this, a Beneficial Shareholder must enter their own name in the blank space on the form of proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Shareholders who intend to attend the Meeting in person should read “ — Appointment and Revocation of Proxies” below.

Solicitation of Proxies

Solicitation of proxies may be made through the mail, by telephone or in person by management of the Corporation, who will not be remunerated for such solicitations.  The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by the Corporation.

Appointment and Revocation of Proxies

A form of proxy or voting instruction form (each referred to as a “Form of Proxy”) accompanies the Notice of Meeting and this Information Circular.  The persons named in the Form of Proxy are officers of the Corporation.  A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by the Corporation.  Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.  If they cannot attend the Meeting in person, Shareholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, to vote by telephone or the internet in accordance with the instructions thereon.  Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, by appointing themselves as proxy on the internet by following the instructions thereon.  A Form of Proxy will not be valid unless it is completed and received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada, at the address shown on the envelope provided, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Shareholder (or by an attorney duly authorized in writing) or, if such Shareholder is a corporation, by any duly authorized officer or attorney of the corporation, either at the offices of Computershare Trust Company of Canada described above at any time up to and including the close of business on the last business day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions.  If no specification has been made in any Forms of Proxy received by the Corporation, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

The enclosed Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  At the time of printing this Information Circular, management of the Corporation is not aware of any such amendments, variations or other matters.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares, which is the only type of outstanding securities that allows the holders to vote generally at meetings of Shareholders.  The Corporation’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “ERF”.  As at March 9, 2011, there were 178,997,508 Common Shares issued and outstanding.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares.  The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been derived from sources available to the Corporation.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 10% of the issued and outstanding Common Shares.  If a quorum is not present at the opening of the Meeting, it may be adjourned by the Shareholders present or represented by proxy at the Meeting to a fixed place and time.  If the Meeting is adjourned for less than 30 days, no notice of the adjourned meeting will be given other than by announcement at the time of adjournment.  If the Meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given as for the original Meeting.  At such meeting, the Shareholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

General Information

Unless expressly stated otherwise, all dollar amounts and references to “$” in this Information Circular are in Canadian dollars.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Enerplus for the year ended December 31, 2010, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials together with this Information Circular in accordance with applicable securities laws.  A copy of these financial statements is also available through the internet on the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website at www.enerplus.com.  See “Notice to Shareholders” on the inside cover of this Information Circular.

Election of Directors of the Corporation

Overview

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors” or the “Board”) is to consist of between one and 15 members.  The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed or the director is removed at a meeting of Shareholders.  The Board’s Corporate Governance & Nominating Committee, which is comprised of four independent directors, is responsible for recommending nominees for the Board of Directors.  Based on such recommendation, the Board of Directors has fixed the number of directors of the Corporation to be elected at the Meeting at twelve, and the twelve individuals named below are proposed to be elected by the Shareholders as directors of the Corporation.  Each of the nominees is “independent” within the meaning of National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators and within the meaning of the NYSE rules, with the exception of Gordon J. Kerr, who is the President & Chief Executive Officer of the Corporation.

As described below under “ — Majority Voting for Directors”, the election of each individual director of the Corporation will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the election of each of the persons specified below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but should that circumstance arise for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the number of Common Shares voted in favour of the election of a particular director nominee at a Shareholders’ meeting is less than the number of Common Shares voted and withheld from voting for that nominee, the nominee will submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board.  The Corporate Governance & Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation.  The Corporate Governance & Nominating Committee will be expected to accept the resignation except in special circumstances requiring the applicable director to continue to serve on the Board.  In considering whether or not to accept the resignation, the Corporate Governance & Nominating Committee will consider all factors that it deems relevant including, without limitation, the stated reasons why Shareholders “withheld” votes from the election of that nominee, the existing Board composition, the length of service and the qualifications of the director whose resignation has been tendered, the director’s contributions to Enerplus and attendance at previous meetings, the Corporation’s corporate governance policies and such other skills and qualities as the Corporate Governance & Nominating Committee deems to be relevant.

The Board will consider the Corporate Governance & Nominating Committee’s recommendation and make a decision as to whether to accept the director’s offer to resign within 90 days of the date of the Meeting, which it will announce by way of a press release, including, if the Board elects, the reasons for rejecting the resignation offer.

In considering whether to accept the director’s offer of resignation, the Board will consider the factors considered by the Corporate Governance & Nominating Committee and such additional factors it considers to be relevant.  No director who is required to tender his or her resignation shall participate in the deliberations or recommendations of the Corporate Governance & Nominating Committee or the Board.

If a director’s offer of resignation is accepted, subject to any corporate law restrictions, the Board may leave the resultant vacancy unfilled until the next annual general meeting.  Alternatively, at the Board’s discretion, it may fill the vacancy through the appointment of a new director whom the Board considers appropriate or it may call a special meeting of Shareholders at which there will be presented nominees supported by the Board to fill the vacant position or positions.  The foregoing policy does not apply in circumstances involving contested director elections.

Information Regarding Proposed Directors

Set forth below is certain information regarding each of the twelve nominees proposed to be elected as directors of the Corporation.  The number of Common Shares and, where applicable, deferred share units (“DSUs”) beneficially owned, or controlled or directed, directly or indirectly, by each proposed director are presented as of February 28, 2011 and are provided by each individual nominee.  As Enerplus changed the composition of certain of its Board committees in 2010, certain Board committee meeting attendance information is presented only for the period during which the director served as a member of the relevant committee.  For information regarding the compensation of the directors of Enerplus in 2010 and additional information regarding their equity ownership in the Corporation, see “Director Compensation and Share Ownership” in this Information Circular.  For information regarding the compensation of and equity ownership by Mr. Gordon J. Kerr, a director nominee who is the President & Chief Executive Officer of the Corporation, see “Executive Compensation” in this Information Circular.

DOUGLAS R. MARTIN

B.A., MBA, C.A.

Calgary, Alberta, Canada

Age: 66

Director since September 2000

Independent Director

Common Shares Owned: 7,849

DSUs Owned: 3,303

Mr. Martin, the Chairman of the Board of Directors of the Corporation, has been President of Charles Avenue Capital Corp., a private merchant banking company, since April 2000.  From 1993 until 2000, Mr. Martin was Chairman and Chief Financial Officer of Pursuit Resources Corp., a public oil and gas corporation that was acquired by EnerMark Income Fund (a predecessor of the Corporation) in April 2000.  From 1972 until 1993, Mr. Martin held positions of increasing importance with N.M. Davis Corp., Dome Petroleum Ltd. and Interhome Energy Inc. (now Enbridge Inc.), and was the Senior Vice President and Chief Financial Officer of Coho Energy Inc. from 1989 until 1993.  Mr. Martin graduated from the University of Toronto in 1966 with a B.A. in Political Science, and received his Chartered Accountant designation from the Ontario Institute of Chartered Accountants in 1969.  He also graduated with Honours from York University in 1972 with an MBA in Finance.

Board and Committee Participation(1)	Meetings Attended During 2010
Board of Directors (Chairman)	10/11	(91%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

EDWIN V. DODGE

B.Eng. (Civil), MBA

Vancouver, British Columbia, Canada

Age: 67

Director since May 2004

Independent Director

Common Shares Owned: 14,382

Mr. Dodge is currently a corporate director following a 35-year career with Canadian Pacific Railway Limited (“CPR”, a Canadian national rail carrier), where he was Chief Operating Officer from 2001 until his retirement in March 2004.  Prior to 2001, Mr. Dodge held other senior roles with CPR including Executive Vice President of Operations for Canada and the U.S., as well as Chief Executive Officer of a Minneapolis-based railroad.  Mr. Dodge holds a Civil Engineering degree and an MBA from the University of Western Ontario.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)
Compensation & Human Resources Committee	4/4	(100%)
Safety & Social Responsibility Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

ROBERT B. HODGINS

Honors B.A. (Business), C.A.

Calgary, Alberta, Canada

Age: 59

Director since November 2007

Independent Director

Common Shares Owned: 10,288

Mr. Hodgins has been an independent businessman since November 2004.  Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004.  Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998.  Mr. Hodgins received an Honors Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario in 1975 and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)
Audit & Risk Management Committee (Chairman)	4/4	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
AltaGas Ltd. (TSX)	Audit Committee (Chairman) and Governance Committee
Fairborne Energy Ltd. (TSX)	Audit Committee (Chairman), Governance Committee and Reserves Committee
MGM Energy Corp. (TSX)	Audit Committee (Chairman) and Corporate Governance Committee
Orion Oil & Gas Corporation (TSX)	Audit Committee (Chairman) and Corporate Governance and Compensation Committee
Scope Energy Inc. (TSX)	Audit Committee (Chairman)
MEG Energy Corp. (TSX)	Audit Committee (Chairman)

GORDON J. KERR

B.Comm., F.C.A.

Calgary, Alberta, Canada

Age: 57

Director since May 2001

Non-Independent Director

Common Shares Owned: 133,758

Mr. Kerr has been the President & Chief Executive Officer of Enerplus and its predecessors since May 2001. Mr. Kerr commenced employment with Enerplus and its predecessors in 1996, holding positions of increasing responsibility including the positions of Chief Financial Officer and Executive Vice President.  Mr. Kerr commenced employment in the oil and gas industry in 1979 and held various positions with Petromark Minerals Ltd., Bluesky Oil & Gas Ltd. and its successor, Mark Resources Inc. (“Mark”), ultimately holding the position of Vice President Finance, Chief Financial Officer and Corporate Secretary until Mark’s reorganization into EnerMark Income Fund (a predecessor of the Corporation) in 1996.  Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Alberta in 1979.  In February 2011, Mr. Kerr was appointed a Fellow of the Institute of Chartered Accountants of Alberta.  Mr. Kerr is also a past Chairman of the Canadian Association of Petroleum Producers and a member of the Canadian Council of Chief Executive Officers.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

DAVID P. O’BRIEN (2)

B.A. (Hons.), B.C.L.

Calgary, Alberta, Canada

Age: 69

Director since March 2008

Independent Director

Common Shares Owned: 10,056

Mr. O’Brien is a corporate director.  In addition to the public board directorships listed below, Mr. O’Brien is a member of the Science, Technology and Innovation Council of Canada.  Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (an oil and gas company) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from May 1996 to October 2001.  He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978.  He has also held senior executive positions at Petro-Canada.  Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University.  He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	9/11	(82%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (Chairman) (TSX, NYSE)	Nominating and Corporate Governance Committee (Chair), non-voting member of all other committees
Molson Coors Brewing Company (TSX, NYSE)	Audit Committee and Finance Committee
Royal Bank of Canada (Chairman) (TSX, NYSE)	Corporate Governance and Public Policy Committee (Chair) and Human Resources Committee
TransCanada Corporation (TSX, NYSE)	Governance Committee and Human Resources Committee

ELLIOTT PEW

B. Sc. (Geology), M.A. (Geology)

Boerne, Texas, U.S.A.

Age: 56

Director since September 2010

Independent Director

Common Shares Owned: Nil

Mr. Pew is a director of Common Resources II, LLC (a private oil and gas company) located in The Woodlands, Texas. Mr. Pew was a co-founder of Common Resources LLC and served as its Chief Operating Officer from March 2007 until it was sold in May 2010.  Prior thereto, Mr. Pew was Executive Vice President, Exploration of Newfield Exploration Company (an NYSE-listed oil and gas company) from November 2004 to December 2006 where he led the company’s diversification efforts offshore in the late 1990’s and revitalized the company’s exploration program, including the formation of the deep water Gulf of Mexico business unit.  Prior thereto, Mr. Pew was Senior Vice President, Exploration with American Exploration Corp.  Mr. Pew is a Geology graduate of Franklin and Marshall College and holds an M.A. in Geology from the University of Texas.

Board and Committee Participation(3)	Meetings Attended During 2010(3)
Board of Directors (since September 1, 2010)	4/4	(100%)
Reserves Committee (since September 1, 2010)	1/1	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

GLEN D. ROANE

B.A., MBA

Canmore, Alberta, Canada

Age: 54

Director since June 2004

Independent Director

Common Shares Owned: 19,679

DSUs Owned: 2,643

Mr. Roane is a corporate director and, in addition to those public entities listed below for which he currently serves as a director, has served as a board member of many TSX-listed companies, including UTS Energy Corporation, Repap Enterprises Inc., Ranchero Energy Inc., Forte Resources Inc., Valiant Energy Inc., Maxx Petroleum Ltd. and NQL Energy Services Inc., since his retirement from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank (a publicly traded Canadian chartered bank) in 1997.  In addition to serving as a director of the public entities listed below, Mr. Roane is a director of GBC North American Fund Inc., a Canadian mutual fund corporation.  Mr. Roane is also a member of the Alberta Securities Commission.  Mr. Roane holds a Bachelor of Arts and an MBA from Queen’s University in Kingston, Ontario.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	10/11	(91%)
Audit & Risk Management Committee	3/4	(75%)
Compensation & Human Resources Committee (Chairman) (to May 7, 2010)	2/2	(100%)
Corporate Governance & Nominating Committee (Chairman) (since May 7, 2010)	1/1	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Badger Daylighting Ltd. (TSX)	Audit Committee (Chairman)
Logan International Inc. (TSX)	Audit Committee, Compensation & Governance Committee
SilverBirch Energy Corporation (TSX Venture Exchange)	Audit Committee (Chairman), Compensation & Governance Committee

W.C. (MIKE) SETH

B.A. Sc.

Calgary, Alberta, Canada

Age: 70

Director since August 2005

Independent Director

Common Shares Owned: 11,770

DSUs Owned: 2,643

Mr. Seth has been the President of Seth Consultants Ltd. (a private consulting firm) since June 2006.  From July 2005 to June 2006, Mr. Seth was the Chairman of McDaniel & Associates Consultants Ltd. (“McDaniel”), a Calgary-based petroleum engineering and geological consulting firm.  Prior to his appointment as Chairman, Mr. Seth was the President and Managing Director of McDaniel since 1989.  Mr. Seth holds a B.A. Sc. Mechanical Engineering from the University of British Columbia.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)
Reserves Committee (Chairman)	4/4	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Connacher Oil and Gas Limited (TSX)	Reserves Committee (Chairman), Governance & Compensation Committee and Health, Safety & Environment Committee
Corridor Resources Inc. (TSX)	Reserves Committee (Chairman)
Open Range Energy Corp. (TSX)	Reserves Committee and Audit Committee
Torquay Oil Corp. (TSX Venture Exchange)	Reserves Committee (Chairman) and Audit Committee
Reliable Energy Ltd. (TSX Venture Exchange)	Reserves Committee and Compensation and Governance Committee

DONALD T. WEST

B.Sc.

Calgary, Alberta, Canada

Age: 73

Director since April 2003

Independent Director

Common Shares Owned: 10,663

Mr. West is a businessman who has 40 years of experience in the Canadian and international oil and gas industry.  He began his career as a Geophysicist with Mobil Oil Canada in 1960 before becoming Chief Geophysicist at each of Great Plains Development in 1973 and Pacific Petroleum in 1975. Mr. West commenced employment with Total Petroleum N.A. in 1979 where he held various positions of increasing responsibility including Vice President Exploration and Senior Vice President.  He ultimately held the position of President and Chief Executive Officer of Total Petroleum Canada Ltd. and its successor Rigel Energy Corporation until his retirement in 1999. Mr. West is a member of the Canadian Society of Exploration Geophysicists and the Society of Exploration Geophysicists and, in addition to being a director of the public companies listed below, is a director of Connaught Energy Limited (a private oil and gas company).  Mr. West holds a Bachelor of Science degree in Geology and Physics from the University of British Columbia.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)
Reserves Committee	3/4	(75%)
Safety & Social Responsibly Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Pulse Data Inc. (TSX)	Compensation Committee (Chairman), Corporate Governance Committee and Environmental, Health & Safety Committee (Chairman)

HARRY B. WHEELER

B.Sc. (Geology)

Calgary, Alberta, Canada

Age: 73

Director since January 2001

Independent Director

Common Shares Owned: 240,192

DSUs Owned: 2,643

Mr. Wheeler has been the President of Colchester Investments Ltd., a private investment firm, since 2000.  From 1962 to 1966, Mr. Wheeler worked with Mobil Oil in Canada and Libya and from 1967 to 1972 was employed by International Resources Ltd., in London, England and Denver, Colorado.  He was a Director of Quintette Coal Ltd., Vice President of Amalgamated Bonanza Petroleum Ltd. and operator of his private company before founding Cabre Exploration Ltd. (“Cabre”), a public oil and gas company, in 1980.  Mr. Wheeler was Chairman of Cabre until it was acquired by EnerMark Income Fund (a predecessor of the Corporation) in December 2000.  Mr. Wheeler is currently a director of Magellan Resources Ltd. and Knowledge Energy Inc., each a private oil and gas company.  Mr. Wheeler graduated from the University of British Columbia in 1962 with a degree in Geology.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)
Audit & Risk Management Committee	4/4	(100%)
Reserves Committee (to May 7, 2010)	1/1	(100%)
Compensation & Human Resources Committee (since May 7, 2010)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

CLAYTON H. WOITAS

B.Sc. (Civil Engineering)

Calgary, Alberta, Canada

Age: 62

Director since March 2008

Independent Director

Common Shares Owned: 1,741,087

DSUs Owned: 2,643

Mr. Woitas has been the President of Range Royalty Management Ltd. (a private energy company focused on acquiring royalty interests in western Canadian oil and gas production) since June 2006.  Prior thereto, Mr. Woitas was the founder, Chairman and President and Chief Executive Officer of a privately held company, Profico Energy Management Ltd. (a company focused on natural gas exploration and production in western Canada), from January 2000 to June 2006, until its acquisition by Focus Energy Trust (“Focus”) in June 2006.  Mr. Woitas served as a director of Focus from June 2006 until its acquisition by Enerplus in February 2008.  Mr. Woitas received his civil engineering degree from the University of Alberta.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)
Safety & Social Responsibly Committee	2/2	(100%)
Reserves Committee	4/4	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (TSX, NYSE)	Reserves Committee and Corporate Responsibility, Environment, Health and Safety Committee
NuVista Energy Ltd. (TSX)	Audit Committee, Reserves Committee and Governance and Nominating Committee

ROBERT L. ZORICH

B.A., M.A. (Distinction)

Houston, Texas, U.S.A.

Age: 61

Director since January 2001

Independent Director

Common Shares Owned: 20,471

Mr. Zorich is a co-founder and has been the Managing Director of EnCap Investments L.P. (“EnCap”), a private firm which is a provider of private equity financing to the oil and gas industry, since 1988.  Prior to the formation of EnCap in 1988, Mr. Zorich was a Senior Vice President in charge of the Houston office of Trust Company of the West, a large, privately-held pension fund manager.  Prior to joining Trust Company of the West in September 1986, Mr. Zorich co-founded MAZE Exploration, Inc., serving as its Co-Chief Executive Officer.  During the first seven years of his career, Mr. Zorich was employed by Republic Bank Dallas as a Vice President and Division Manager in the Energy Department.  Mr. Zorich received his B.A. in Economics from the University of California at Santa Barbara in 1971. He also received a Masters Degree in International Management (with distinction) in 1974 from the American Graduate School of International Management in Phoenix, Arizona.

Board and Committee Participation	Meetings Attended During 2010
Board of Directors	11/11	(100%)
Corporate Governance & Nomination Committee (Chairman) (to May 7, 2010)	1/1	(100%)
Compensation & Human Resources Committee (appointed Chairman on May 7, 2010)	4/4	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

Notes:

(1)          As Chairman of the Board of Directors, Mr. Martin is not a member of any Board committee.  However, he may attend and participate in any Board committee meeting in an ex officio capacity.  Mr. Martin is not compensated for attendance at Board committee meetings.

(2)          Mr. O’Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the CCAA.  Mr. O’Brien resigned as a director from Air Canada in November 2003.

(3)          Mr. Pew was appointed to the Board and as a member of the Reserves Committee on September 1, 2010.  Since then, the Board and the Reserves Committee held four and one meetings, respectively.

Appointment of Auditors

At the Meeting, Shareholders will be asked to appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants (“Deloitte & Touche”), as auditors of the Corporation until the next annual general meeting of Shareholders at a remuneration to be fixed by the directors of the Corporation upon the recommendation of the Audit & Risk Management Committee.  Deloitte & Touche are currently the auditors of the Corporation and were first appointed auditors of Enerplus effective July 3, 2002.

The appointment of the auditors will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the appointment of Deloitte & Touche as auditors of the Corporation.

The fees paid by the Corporation to Deloitte & Touche for professional services rendered in Enerplus’ last two fiscal years are as follows:

	2010	2009
	(in $ thousands)
Audit fees(1)	$809.3	$790.2
Audit-related fees(2)	—	—
Tax fees(3)	212.1	367.3
All other fees(4)	57.0	—
	$1,078.4	$1,157.5

Notes:

(1)          Audit fees were for professional services rendered by Deloitte & Touche for the audit of Enerplus’ annual financial statements and reviews of Enerplus’ quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)          Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of Enerplus’ financial statements and not reported under “Audit fees” above.

(3)          Tax fees were for tax compliance, tax advice and tax planning.  The fees were for services performed by Enerplus’ auditors’ tax division except those tax services related to the audit.

(4)          All other fees are fees for products and services provided by Enerplus’ auditors other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

Certain information regarding the Audit & Risk Management Committee is contained in this Information Circular under the heading “Statement of Corporate Governance Practices — Committees of the Board — Audit & Risk Management Committee”.  Additionally, certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”) of the Canadian Securities Administrators is contained in Enerplus’ Annual Information Form for the year ended December 31, 2010 dated March 11, 2011, an electronic copy of which is available on the internet on the Corporation’s SEDAR profile at www.sedar.com, in the Corporation’s annual report on Form 40-F filed on EDGAR at www.sec.gov, and on the Corporation’s website at www.enerplus.com.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

Overview

The Board, through the Corporate Governance & Nominating Committee, and considering information from external consultants, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

•              attract and retain the services of highly qualified individuals;

•              compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

•              align the interests of the directors with the Shareholders.

Unlike compensation for the Corporation’s executive officers, the directors’ compensation program is not designed to pay for performance; rather, directors receive retainers for their services in order to help ensure unbiased decision-making. Common Share ownership, required through ownership guidelines, serves to align the directors’ interests with the Shareholders.  The Corporate Governance & Nominating Committee annually reviews director compensation relative to a comparator group for purposes of benchmarking and targets the median of the comparator group, based on total compensation, to set compensation policy for the directors.

A portion of each independent director’s compensation is paid in cash and a portion is paid in equity of Enerplus.  See “ — Fees and Retainers” and “ — Incentive Plan Awards” below.  Consistent with the philosophy described above, the independent directors of the Corporation do not receive grants of Incentive Rights under the Corporation’s Rights Incentive Plan or grants of Options under the Corporation’s Stock Option Plan, each as defined under “Executive Compensation — Glossary of Terms” and described under “Executive Compensation — Incentive Plan Awards”.  No independent directors currently hold any Incentive Rights or Options, and both the Rights Incentive Plan and the Stock Option Plan provide that independent directors of the Corporation are not eligible to receive grants of Incentive Rights or Options.

Gordon J. Kerr, a director and the President & Chief Executive Officer of the Corporation, does not receive any retainers, fees, equity payments or other compensation in his capacity as a director of the Corporation.  Accordingly, the disclosure set forth below with respect to compensation paid to directors of Enerplus in 2010 does not refer to any compensation paid to Mr. Kerr in his capacity as a director of Enerplus and only refers to the other, independent directors.  For information on Mr. Kerr’s compensation in 2010 in his capacity as President & Chief Executive Officer of Enerplus, as well as Mr. Kerr’s equity holdings in Enerplus, see “Executive Compensation”.

Fees and Retainers

In 2010, each of the directors of Enerplus was paid an annual cash retainer of $35,000, except that the Chairman of the Board of Directors received a $120,000 annual cash retainer.  Those directors acting as Chairman of a committee received an additional annual retainer of $10,000, except for the Chairman of the Audit & Risk Management Committee who received an annual retainer of $20,000.  The directors also received $1,500 for each meeting of the Board of Directors or any Board committee or sub-committee that they attended, except for the Chairman of the Board of Directors who only received such meeting fees for Board of Director meetings attended.  Directors were also reimbursed for travel expenses related to their attendance at meetings.  In 2010, Enerplus paid a total of $506,603 to the directors for their annual retainers, including an aggregate of $60,000 to those directors who acted as Chairman of a committee of Enerplus, and a total of $240,000 to the directors for their attendance at meetings.

Incentive Plan Awards

Director Unit Plan

In order to facilitate the equity ownership requirement described below under “ — Common Share and DSU Ownership” and to further align the directors’ interests with those of the Shareholders, Enerplus historically utilized the Director Unit Plan dated effective January 1, 2004 (the “Director Unit Plan”) whereby, on an annual basis, Enerplus would purchase trust units of the Fund (“Trust Units”) on the TSX for payment to eligible directors as part of their overall annual compensation.  In January 2010, under the Director Unit Plan, each independent director received $80,000 of Trust Units (or in certain cases, a lower number to reflect the deduction of withholding taxes), except that the Chairman received $100,000 of Trust Units (reduced for withholding taxes), all purchased at an average market price of $24.16 per Trust Unit.  However, due to certain restrictions under U.S. securities laws, Mr. Robert Zorich, who is a U.S. resident, was not able to be paid in Trust Units and received a cash payment of $80,000 in lieu of Trust Units.  Mr. Elliott Pew, who is also a U.S. resident, also received a cash payment in lieu of Trust Units, which was prorated to reflect his September 1, 2010 appointment.  All Trust Units paid to directors pursuant to the Director Unit Plan were purchased by Enerplus on the TSX and were not issued from treasury, and such securities are not subject to any transfer or resale restrictions imposed on the directors.  For 2010, Trust Unit payments under the Director Unit Plan were considered to be Trust Unit-based awards under an equity incentive plan, which awards vested and were paid immediately as described in the table below under “ — Summary Compensation Table and Vested Incentive Plan Awards”.  Accordingly, no such awards were outstanding as at December 31, 2010.

Effective January 1, 2011, in connection with the Conversion, the Director Unit Plan was amended and restated as the “Director Share Plan”, to reference Common Shares of the Corporation in lieu of Trust Units of the Fund.  Additionally, beginning with compensation for the 2011 year, a director may now elect to receive the non-cash portion of his or her annual retainer in either Common Shares or DSUs pursuant to the DSU Plan (each as defined below) or a combination of both.

Deferred Share Unit Plan for Directors

The Corporation has adopted the Deferred Share Unit Plan for Directors dated effective December 31, 2010 (the “DSU Plan”) under which deferred share units (“DSUs”) may be granted to directors as all or part of their non-cash annual retainers.  Under the DSU Plan, a director must elect, prior to the relevant calendar year, whether he or she desires to be paid all or a portion of his or her non-cash retainer for such year in the form of DSUs, with the portion not to be paid in DSUs to be paid in Common Shares pursuant to the Director Share Plan.

A DSU is a notional or “phantom” Common Share credited by the Corporation to a director by way of a bookkeeping entry.  The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director’s non-cash annual retainer that he or she has elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year.  When a director ceases to be a director of Enerplus for any reason, the director will receive a cash payment in respect of each DSU credited to such director equal to the weighted average trading price of the Common Shares on the TSX for the ten trading days preceding the termination date as a director of Enerplus, plus a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant.

Summary Compensation Table and Vested Incentive Plan Awards

The following table summarizes the aggregate compensation provided to each of the independent directors of Enerplus in respect of 2010.  As stated above, Gordon J. Kerr, a director and the President & Chief Executive Officer of the Corporation, does not receive any compensation in his capacity as a director of the Corporation.  The following table also sets forth the value of the awards that vested or were earned in respect of 2010 for each director under the Director Unit Plan.  No director was awarded any other compensation in respect of 2010.

Summary Compensation Table

Incentive Plan Awards — Value Vested or Earned During the Year

Name	Fees earned(1) ($)	Trust Unit-Based Awards(2) (Value awarded, and vested or earned, during the year) ($)		Total ($)
Edwin V. Dodge	70,500	80,000		150,500
Robert B. Hodgins	80,500	80,000		160,500
Douglas R. Martin	135,000	100,000		235,000
David P. O’Brien	51,500	80,000		131,500
Elliott Pew	19,103	19,282	(3)	38,385
Glen D. Roane	69,000	80,000		149,000
W.C. (Mike) Seth	70,500	80,000		150,500
Donald T. West	59,000	80,000		139,000
Harry B. Wheeler	62,000	80,000		142,000
Clayton H. Woitas	60,500	80,000		140,500
Robert L. Zorich	69,000	80,000	(4)	149,000

Notes:

(1)          Includes Board, Committee annual retainers (including Chairman retainers) and meeting attendance fees.  See “ — Fees and Retainers” above.

(2)          Represents the value of Trust Units purchased for directors by Enerplus in 2010 pursuant to the Director Unit Plan.  See “ — Incentive Plan Awards — Director Unit Plan” above.

(3)          Mr. Pew, who became a director of Enerplus on September 1, 2010, received a prorated cash payment of $19,282 in lieu of Trust Units as certain restrictions under U.S. securities laws did not allow the payment of Trust Units to Mr. Pew in 2010.

(4)          Mr. Zorich received a cash payment of $80,000 in lieu of Trust Units as certain restrictions under U.S. securities laws did not allow the payment of Trust Units to Mr. Zorich in 2010.

Common Share and DSU Ownership

In order to further align the directors’ interests with those of Shareholders, directors are required to hold an interest in Common Shares equal to three times their annual retainer, being $115,000 for each director except for the Chairman, whose annual retainer is $220,000.  This ownership requirement is required to be met within five years of February 25, 2010 (the effective date of a change in this requirement) or the date of a director’s election to the Board, whichever is later. DSUs granted to a director under the DSU Plan count towards such ownership requirement.  The value of a director’s equity holdings for the purpose of the director ownership requirement is calculated based on the higher of the market value of the Common Shares on the TSX or their original purchase price.  Mr. Gordon J. Kerr, a director who is also the President & Chief Executive Officer of the Corporation, is required to maintain three times his annual salary in Common Shares.  Currently, all members of the Board of Directors are in compliance with the director ownership requirements as described above or have until February 25, 2015 (or, in case of Mr. Pew, until September 1, 2015) to reach the prescribed ownership level. The following table sets forth the number and value of Common Shares and DSUs beneficially owned by each of the eleven independent directors as at March 4, 2011.  For information regarding Mr. Kerr’s equity ownership, see “Executive Compensation — Estimated Value of Aggregate Equity Holdings of Named Executive Officers”.

Common Share and DSU Ownership

Name	Share Ownership Value Requirement ($)	Number of Common Shares Owned (#)	Number of DSUs Owned (#)	Value of Common Shares and DSUs Owned (1) ($)
Edwin V. Dodge	345,000	14,382	—	517,075
Robert B. Hodgins	345,000	10,288	—	324,484
Douglas R. Martin	660,000	7,849	3,303	351,734
David P. O’Brien	345,000	10,056	—	422,202
Elliott Pew	345,000	—	—	—
Glen D. Roane	345,000	19,679	2,643	704,036
W.C. (Mike) Seth	345,000	11,770	2,643	509,443
Donald T. West	345,000	10,663	—	337,594
Harry B. Wheeler	345,000	240,192	2,643	7,883,104
Clayton H. Woitas	345,000	1,741,087	2,643	74,685,124
Robert L. Zorich	345,000	20,471	—	747,238

Note:

(1)          Based on the closing price of the Common Shares on the TSX of $31.54 per share on March 4, 2011 or their book value at the time of acquisition, whichever is higher.

EXECUTIVE COMPENSATION

Overview

Enerplus’ Compensation & Human Resources Committee (the “Committee”) currently consists of Messrs. Zorich (as Chairman), Dodge and Wheeler, and prior to May 7, 2010 consisted of Messrs. Roane (as Chairman), Dodge and Zorich.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding employee and executive compensation matters.  The Committee recommends the form and ensures the adequacy of executive compensation arrangements, having regard for the associated risks and responsibilities. For additional information on the mandate and responsibilities of the Committee, see “Statement of Corporate Governance Practices — Committees of the Board — Compensation & Human Resources Committee”.

The President & Chief Executive Officer (the “CEO”) of the Corporation presents recommendations and rationale to the Committee regarding salary adjustments, short-term and long-term incentive grants for the executive officers (other than the CEO) and seeks approval for aggregated amounts for these compensation elements for other employees. The CEO may also recommend to the Board changes to compensation programs from time to time. The Committee discusses these recommendations with the CEO and, in an in—camera session, decides on the compensation amounts to be recommended to the Board of Directors for approval.

The Compensation Discussion and Analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for the Corporation’s executive officers, including the following executive officers of the Corporation in 2010 (the “Named Executive Officers”) in respect of whom compensation information is provided in this Information Circular:

•              Gordon J. Kerr:  President & CEO;

•              Ian C. Dundas:  Executive Vice President;

•              Robert J. Waters:  Senior Vice President & Chief Financial Officer;

•              Dana W. Johnson:  President, U.S. Operations; and

•              Eric Le Dain: Vice President, Strategic Planning, Reserves, Marketing.

The Named Executive Officers consist of the President & CEO, the Senior Vice President & Chief Financial Officer and the three other most highly compensated executive officers of the Corporation in 2010.  For 2010, the after-tax total cost of compensation to the Named Executive Officers as compared to the Corporation’s net income for the year was 5.6%.

In 2010, the Committee retained Mercer (Canada) Limited (“Mercer”), an independent external consulting company, to provide advice regarding the compensation of the Corporation’s directors and officers.  The Corporation also participates in and utilizes Mercer’s Total Compensation Survey for the industry, which provides the ability to do comparative compensation analysis for the remaining employee positions in the company, and Mercer also provides miscellaneous consulting services to the Corporation as required.  Mercer was paid an aggregate of $19,442 by the Corporation in respect of director and officer compensation advice provided to the Corporation in 2010.  Mercer was also paid $107,059 during the year in respect of general advice on other compensation matters.

Glossary of Terms

In this Information Circular, in addition to capitalized terms defined elsewhere in this Information Circular, the following terms have the meanings set forth below:

“2011 Executive PSU Plan” means the Corporation’s 2011 Executive Performance Share Unit Plan dated effective January 1, 2011;

“boe” means barrels of oil equivalent, with six thousand cubic feet (“6 mcf”) of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent, and “MMboe” means millions of barrels of oil equivalent.  A boe conversion ratio of 6 mcf: 1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

“EPIP” means Enerplus’ Employee Performance Incentive Plan dated effective March 1, 2005 (as amended and restated effective February 1, 2006);

“EPIP Units” means notional trust units granted under the EPIP;

“Executive PTU Plan” means Enerplus’ Executive Performance Trust Unit Plan dated effective March 1, 2007, as amended effective August 6, 2008;

“Executive RSU Plan” means the Corporation’s Executive Restricted Share Unit Plan (prior to January 1, 2011, Enerplus’ Executive Restricted Trust Unit Plan (the “Executive RTU Plan”)) dated effective January 1, 2009, as amended and restated effective January 1, 2011;

“Incentive Rights” means rights to acquire Common Shares (or Trust Units if prior to January 1, 2011) granted under the Rights Incentive Plan (or TURIP if prior to January 1, 2011);

“PSUs” means notional performance share units granted pursuant to the 2011 Executive PSU Plan;

“PTUs” means notional performance trust units granted pursuant to the Executive PTU Plan;

“Rights Incentive Plan” means the Corporation’s Rights Incentive Plan (prior to January 1, 2011, the Trust Unit Rights Incentive Plan (the “TURIP”)) dated effective June 21, 2001, as amended and restated effective January 1, 2011;

“RSUs” means notional restricted common shares granted pursuant to the Executive RSU Plan;

“RTUs” means notional restricted trust units granted in 2009 and 2010 pursuant to the Executive RTU Plan;

“Savings Plan” means the Corporation’s employee savings plan;

“Stock Option Plan” means the Corporation’s Stock Option Plan dated effective January 1, 2011;

“Trust Unit” means a trust unit in the capital of Enerplus Resources Fund, the predecessor of the Corporation, each of which was exchanged for one Common Share of the Corporation pursuant to the Conversion on January 1, 2011;

“TSR” means total shareholder return, calculated as the Common Share appreciation (or depreciation) received by Shareholders over the relevant period plus cash dividends, divided by the Common Share price at the beginning of the relevant period;

“TUR” means, prior to January 1, 2011, total unitholder return, calculated as the Trust Unit appreciation (or depreciation) received by Unitholders of Enerplus over the relevant period plus cash distributions, divided by the Trust Unit price at the beginning of the relevant period; and

“Unitholder” means a holder of Trust Units.

For information regarding the estimate of contingent resources in this Information Circular, see Enerplus’ Annual Information Form for the year ended December 31, 2010 which is dated March 11, 2011 and which is available on the Corporation’s website at www.enerplus.com, the Corporation’s SEDAR profile at www.sedar.com and which forms part of the Corporation’s Form 40-F which is available on EDGAR at www.sec.gov.

Compensation Discussion and Analysis

Effective January 1, 2011, the Corporation completed its planned corporate conversion.  Historically, Enerplus was focused on being an income-oriented energy trust, concentrating on the acquisition and development of long life, low risk, mature assets.  Going forward, the Corporation is altering its direction to a model which focuses on both growth and income.  To accomplish this, the Corporation has begun to execute on a business plan involving capturing and developing resources earlier in the life cycle of resource plays.  Practically, the effect of this change in focus requires not only different assets but also expanded skill sets to exploit and develop significantly different assets than Enerplus traditionally held.  As such, the Corporation’s compensation structure and staffing decisions have been and will continue to be impacted.

The Corporation made significant progress on the execution of its strategic objectives and business plan in 2010.  During the year, management completed more than $1 billion in acquisitions and approximately $871 million in dispositions, which significantly repositioned Enerplus’ portfolio of assets.  In addition to making dramatic changes to its asset mix, Enerplus began developing its growth assets, significantly high-graded its operational personnel skill sets, and completed the Conversion, as well as the corporate simplification initiative.  Enerplus also met or exceeded the majority of its operational metrics and ranked third overall in total return to Unitholders relative to a group of industry peers.

Compensation Philosophy

The Corporation’s executive compensation philosophy is designed to align the short-term and longer-term actions and decisions of executives with its goal of maximizing value for its Shareholders.  The Corporation believes that in order to achieve this end, its executive compensation must:

•                  be effective in attracting and retaining highly qualified executive talent;

•                  motivate executives by providing incentives and rewarding executives for implementing the Corporation’s business strategy and increasing value for Shareholders; and

•                  be competitive with industry peers.

The Corporation’s compensation philosophy balances short-term performance with long-term Shareholder value creation.  The short-term incentive program predominantly rewards execution of the annual business plan based on several factors.  These factors include a number of key operational metrics, TSR compared to an industry peer group and execution of the Corporation’s strategic initiatives.

The Corporation’s long-term incentive plans are designed to both incent executives to grow TSR over time and to retain executives.  With respect to 2010 compensation, the long-term incentive plans were designed to accomplish this through grants made to executives under the TURIP, which is similar to a stock option plan, and the Executive RTU Plan.  These plans are explained in detail in the section below entitled “ — Incentive Plan Awards”.

In combination, these programs are designed to motivate, retain and reward executives based on performance and execution of the annual business plan and the execution of long-term strategies that deliver Shareholder value creation over time.

Compensation and Market Position

For purposes of 2010 compensation decisions, the Committee considered comparative compensation data provided by Mercer for a select group of comparator companies (the “Total Compensation Comparator Group”), which was selected based on the following criteria:

•                  the entities are industry peers, and include both income trusts and corporations;

•                  the oil and natural gas production volumes, which the Corporation believes are the best single measure of company size, are reasonably comparable to the Corporation; and

•                  the peer companies regularly compete with the Corporation for industry talent.

The Total Compensation Comparator Group for 2010 was determined by taking into consideration a number of criteria, including market capitalization, production volumes, annual revenue and number of employees.  As such, the group is made up of the following entities:

2010 Total Compensation Comparator Group(1)

Advantage Oil and Gas Ltd.	EOG Resources Canada Inc.
Apache Canada Ltd.	Hunt Oil Company of Canada, Inc.
ARC Energy Trust	Murphy Oil Company Ltd.
Baytex Energy Trust	NAL Oil & Gas Trust
Bonavista Energy Trust	Nexen Inc.
Canadian Natural Resources	Pengrowth Energy Trust
Canadian Oil Sands Trust	Penn West Energy Trust
ConocoPhillips Canada	Provident Energy Trust
Crescent Point Energy Corp.	Talisman Energy Inc.
Devon Canada Corporation	TAQA North Ltd.
EnCana Corporation	Vermilion Energy Trust

Note:

(1)          The Total Compensation Comparator Group was utilized in the survey conducted in 2009 by Mercer, the consultant to the Committee.

The Corporation believes that these companies represent good comparators of the “market” in which Enerplus competed for executive talent and for which competitive information was available at the time the 2010 compensation decisions were made. Enerplus generally ranks between the 50th and 75th percentile of various size metrics of the comparator group of companies. The Committee regularly reviews the comparator group and market data to ensure compensation competitiveness.

Target compensation levels for executive positions are based on competitive total compensation (salary, short-term and long-term incentives) data.  Enerplus’ target pay positioning is 75th percentile pay for 75th percentile corporate and individual performance.  The Committee uses that data as a frame of reference and applies judgment in exercising compensation decisions given other considerations such as retention, succession plans, scarcity of specific skills or talent and other trends in the industry.  In addition, individual executive compensation will vary from the competitive reference points based on individual performance.  Short-term incentive awards and long-term incentive grants are differentiated based on a pay for performance culture tied to both corporate and individual performance goals.  In 2009, Enerplus further differentiated its bonus structure by aligning payouts to executives based on position and impact on corporate performance.  This change is described in more detail below.

Compensation Elements and Compensation Decisions

The executive compensation package provides a balanced set of elements designed to deliver the objectives of the compensation philosophy.  The fixed elements - salary, perquisites and the Savings Plan - provide a competitive base of secure compensation necessary to attract and retain executive talent.  The variable elements - short-term and long-term incentives - are designed to balance short-term gains with the long-term growth of the Corporation and motivate executives to achieve superior performance on both measures.  The long-term incentive plan also aligns the interests of executives with Shareholders’ interests and assists in retaining executive talent.  The combination of the fixed elements of the executive pay package and the variable incentive opportunities delivers executives a competitive total compensation package.

Base Salary

Base salary provides a competitive salary to attract and retain capable individuals. Salaries approximate the targeted market position for the executive’s responsibility and reflect the individual performance of the executive. Base salaries for the Named Executive Officers as of December 31, 2010 and December 31, 2009 are presented in the following table.

Named Executive Officer	2010 Base Salary		2009 Base Salary		% Change from 2009 to 2010
Gordon J. Kerr		$525,000		$525,000	—
Robert J. Waters		$350,000		$335,000	4.5%
Ian C. Dundas		$385,000		$350,000	10.0%
Dana W. Johnson(1)	US$	300,000	US$	300,000	—
Eric Le Dain		$280,000		$261,120	7.2%

Note:

(1)          Mr. Johnson is a U.S. employee paid in U.S. dollars.  The amounts presented are in U.S. dollars.  Compensation paid to Mr. Johnson, based on the exchange rate in effect on December 31 of the applicable year (being US$1.00 = CDN$0.9946 for 2010 and US$1.00 = CDN$1.0466 for 2009), is CDN$298,380 for 2010 and CDN$313,980 for 2009, respectively.

In February 2010, the Board approved salary levels effective March 1, 2010 for the executive team based on a competitive review which was benchmarked by analysis and data provided by Mercer.

Short—Term Incentives

The short-term incentive plan is designed to:

•                  engage employees in understanding and delivering on the annual business plan;

•                  focus employees on corporate and appropriate individual goals based on their level in the organization and the scope of their role;

•                  attract and retain key employees; and

•                  tie competitive incentive opportunities to the achievement of the annual business objectives.

Short-term incentive target opportunities, expressed as a percentage of salary, have been established for all executive positions.  These targets were established with reference to the incentive compensation practices of the comparator group.  In 2009, the Corporation re-aligned the short-term bonus structure for all of its employees in order to better align corporate and individual performance according to position.  Under the current bonus structure, the formula for short-term incentive bonus is an additive formula whereby corporate performance and individual performance are rated separately.  A short-term incentive bonus award is calculated in a manner that reflects the impact and influence a certain job position is expected to have on overall corporate performance.  As such, the CEO short-term incentive bonus is based on a 70/30 corporate performance/individual performance split.  Similarly, a senior executive’s (which included both the Executive Vice President and the Senior Vice President & Chief Financial Officer) bonus is based on a 60/40 split, all other executives have a 50/50 split, managers have a 40/60 split, and staff a 30/70 split, respectively.

Short—Term Incentive =    (Base Salary X Short—Term Target Incentive X Corporate Performance Rating X [0.7 for CEO, or 0.6 for Senior VPs, or 0.5 for Vice Presidents]) + (Base Salary X Short—Term Target Incentive X Individual Performance Rating X [0.3 for CEO, or 0.4 for Senior VPs, or 0.5 for Vice Presidents])

The Named Executive Officers have short-term target incentives of 60% of base salary for Gordon J. Kerr, 50% for each of Robert J. Waters and Ian C. Dundas, 40% for Dana W. Johnson and Eric Le Dain.  Each of the “Corporate Performance Rating” and the “Individual Performance Rating” generally range from zero to 2.0. However, in certain circumstances, the Board may exercise its discretion to increase a short-term incentive award in excess of that range, including instances where the Named Executive Officer’s contribution during the year merits additional recognition.

(a)  Corporate Performance Rating

The Corporate Performance Rating is determined by the Board with the assistance of the Committee.  With respect to Enerplus’ performance in 2010, the Committee reviewed the performance of Enerplus over the course of the year with both an internal focus and relative to a select number of comparator companies.  The peer companies used in the comparator group were similarly-sized Canadian conventional oil and gas issuers whose business closely aligned with Enerplus’, and, thus, were considered to be the best benchmark to measure Enerplus’ performance for the year.  The comparator group consisted of ARC Energy Trust, Baytex Energy Trust, Bonavista Energy Trust, Crescent Point Energy Corporation, Pengrowth Energy Trust, Penn West Energy Trust and Progress Energy Resources Corporation (the “Corporate Performance Comparator Group”).  There were three primary factors the Committee considered when assessing performance:

•                  the achievement of progress on Enerplus’ strategic initiatives;

•                  Enerplus’ operational metrics compared to internal goals and relative to the Corporate Performance Comparator Group; and

•                  Enerplus’ TUR as compared to the total return to the shareholders or unitholders, as applicable, of the Corporate Performance Comparator Group.

(i)  Strategic Initiatives

The Board of Directors believes that management was very successful during 2010 in achieving its key strategic initiatives.  The Board believes that, by executing on these initiatives, the Corporation is better positioned for success for future growth.  More specifically, management met or exceeded all eight of Enerplus’ strategic objectives during the year:

MET:

1)                                      Establish Enerplus as operator of a significant land position in the Marcellus shales;

2)                                      Execute on internally generated land acquisitions in resource play type projects;

3)                                      Continue selective capital investment in Enerplus’ foundation assets and further assess and advance Enerplus’ waterflood and enhanced oil recovery projects;

MET/EXCEED:

4)                                      Increase Enerplus’ internal technical/operation capabilities;

EXCEEDED:

5)                                      Complete the Conversion effective January 1, 2011 together with the corporate simplification, initiate and prepare for financial reporting in accordance with international financial reporting standards (“IFRS”);

6)                                      Capture an early stage oil resource play with significant growth capability to rebalance the corporate asset mix of oil to gas in Enerplus’ portfolio of assets;

7)                                      Prepare divestment packages for non-core assets producing 14,000 boe/d and execute on divesting a portion of those assets for proceeds in excess of Enerplus’ retention value; and

8)                                      Monetize Kirby Oil Sands asset for proceeds in excess of Enerplus’ retention value.

In assessing the achievements of management for the year, the Board also credited management with maintaining a strong balance sheet relative to the Corporate Performance Comparator Group while meeting or exceeding all of its strategic initiatives for the 2010 year. The Board believes these accomplishments are significant in their impact on both the present and future business of the Corporation.

(ii)  Operational Metrics

The Board, together with the Committee, establishes goals for various operational metrics on an annual basis, and the Committee reviews the performance of the Corporation vis-à-vis these goals as part of the overall performance evaluation in determining the Corporate Performance Rating.  Each of the operational metrics used is further calibrated in a series of ranges, depending on expectations of the Board, and such ranges are categorized as “below expectations”, “met expectations” and “exceeded expectations”. Enerplus’ corporate results are then further examined in light of multi-year patterns and industry trends.  The Committee may then consider these factors plus other material and significant circumstances, such as the economic environment and labour supply/demand conditions, and may also exercise its discretion to modify the Corporate Performance Rating up or down to appropriately recognize performance.  The following table and rating discussion outlines the primary 2010 operational metrics which the Board used to determine 2010 corporate performance relative to predetermined targets for such metrics:

2010 Primary Operational Metrics Scorecard

Metric	2010 Budget	2010 Result	Assessment Against Expectation

Annual average daily production
Oil and NGLs (bbls/d)	35,900	35,024	Met
Gas (MMcf/d)	290.2	288.7	Met
Operating expenses per boe ($/boe)	$10.29	$9.54	Exceeded
G&A expenses per boe ($/boe)	$2.54	$2.60	Met
Finding and development costs(2) ($/boe)	$15.00	$36.71	Below
Net contingent resources addition
Oil (MMbbls)	25	60	Exceeded
Gas (Bcf)	750	1,800	Exceeded
Reserve additions (MMBOE)	28.4	34.7	Exceeded
Exit production
Oil (bbls/d)	37,500	33,400	Below
Gas (MMcf/d)	270.3	262.7	Met
Selected Health, Safety, Regulatory and Environmental (“HSRE”) Metrics(1)	N/A	N/A	Generally Met or Exceeded

Notes:

(1)          The selected HSRE metrics included safety incidents, pipeline failures, spills, remediation liability reduction, regulatory inspections and reclamation certificates obtained for the period.

(2)          Finding and development costs, before reserves revisions, approached expectations for the year at $23.78/boe for oil and $1.92/Mcfe for gas, for a combined finding and development costs of $17.46/boe.  The 2010 results shown are after reserves revisions, which include economic and performance related revisions on shallow natural gas assets.

Relative to the operational measures compared against performance of the Corporate Performance Comparator Group and based on published data for the third quarter of 2010, Enerplus’ performance was essentially at the midpoint of the Corporate Performance Comparator Group for operating netback, operating costs and hedging gains.  Enerplus was at the top of the Corporate Performance Comparator Group for the debt to cash flow metric and below average for changes in production per unit and general and administrative expenses per boe, due in part to Enerplus’ decision to sell 10,400 boe/d of production.

(iii)  Relative Total Unit/Share Return

One of the factors that the Board looked at in assessing Enerplus’ corporate performance in 2010 is Enerplus’ TUR relative to the Corporate Performance Comparator Group.  As noted above, TUR for each member of the peer group is calculated by adding the difference between the value of the entity’s trust units (or other equity securities) at the beginning of the period versus the end of the period to the distributions or dividends paid on the trust units or other securities during the period and dividing that sum by the value of the entity’s trust units at the beginning of the period.  For the year ended December 31, 2010, Enerplus’ TUR was 35%.  When compared to its peer group for the period, Enerplus ranked third out of the seven member Corporate Performance Comparator Group (within 2% of the second place member), which exceeded expectations.  One of the significant factors that may have impacted this return result was the fact that natural gas weighted trusts generally underperformed their oil weighted peers in 2010 as a result of commodity price differences through the year, and Enerplus had the second highest natural gas weighting in this peer group.  On a three-year basis, Enerplus’ TUR remained below average in comparison to the Corporate Performance Comparator Group.

(iv)  Determination of 2010 Corporate Performance Rating

The Corporate Performance Rating scale includes possible ratings between zero and 2.0. The Corporation’s target performance rating is 1.0 and is reflective of fully meeting the Board’s performance expectations, which are agreed to with management at the beginning of the performance period.  The Board has full discretion over the Corporate Performance Rating assessment process.  In addition to taking into account all three of the above performance categories, the Board will take into account certain subjective factors that it believes are material or appropriate in the circumstances.  For the year 2010, based on the recommendation of the Committee, employees of the Corporation were paid their short-term incentive awards using a Corporate Performance Rating of 1.3.  The Board subsequently adopted the Committee’s recommendation for the purposes of calculating short-term incentive awards for the Corporation’s executives, including the awards for the Named Executive Officers.  A Corporate Performance Rating of 1.3 is defined as performance which exceeds expectations in some performance categories and meets expectations in others.  The Corporate Performance Rating for 2009 was 0.8 and for 2008 was 0.7.

(b)  Individual Performance Rating

A portion of an executive’s short-term incentive award is based on an assessment of the executive’s performance relative to that executive’s individual goals and objectives.  An executive’s individual goals are created annually by the executive and generally reflect the executive’s role in the achievement of the overall strategic and operational goals of the organization, as determined by management and the directors at an annual strategic meeting.  Following year-end, the Committee receives and considers for approval the recommendations of the CEO with regard to his performance assessment of the executive team (other than the CEO).  In addition to reviewing these recommendations, the Committee also receives a report from the Corporate Governance & Nominating Committee of the Board of Directors with regard to the performance assessment of the CEO.  The Committee makes a recommendation to the Board of Directors as to the appropriate performance assessment of the entire executive group, including the Named Executive Officers.  For 2010, the Board of Directors determined that, with the exception of certain operational goals that were only partially met, the Named Executive Officers met or exceeded the majority of their individual goals and objectives for the year.  As such, on average, the Named Executive Officers received higher bonuses than what was awarded in 2009 because of their improved performance.  Executive performance is assessed against a similar individual performance rating scale as non-executives.

Long—Term Incentives

Long-term incentives at the Corporation are designed specifically to accomplish four main objectives:

•                  align elements of employee compensation with longer-term value creation for Shareholders;

•                  provide a competitive, performance-based component of compensation;

•                  recognize employees’ longer-term contribution to Enerplus; and

•                  facilitate the attraction, retention and engagement of key employees.

Two long-term incentive programs were utilized to achieve these objectives for 2010 compensation purposes - the TURIP and the Executive RTU Plan.  Within the total compensation framework, executives are assigned competitive target long-term incentive award opportunities, expressed as a percentage of salary.  The Board has discretion in determining the target long-term incentive opportunity, and with respect to the Named Executive Officers, the amounts generally range up to 300% of base salary for Gordon J. Kerr, up to 250% of base salary for Robert J. Waters and Ian C. Dundas, and up to 200% of base salary for Dana W. Johnson and Eric Le Dain.  The actual award may be adjusted up or down from the target award based on individual performance together with other factors that the Board may consider from time to time, and grants are allocated between the applicable long-term incentive plans which for 2010 compensation consisted of the TURIP and the Executive RTU Plan as the Committee and the Board deem appropriate.  For 2010 compensation, the target long-term incentive awards for the Named Executive Officers were allocated as to 50% RTU grants and 50% TURIP grants except for the CEO, whose award was allocated as to 40% RTU grants and 60% TURIP grants.  Previous long-term incentive grants are not considered when determining the current year’s grant.  Rather, the Board’s philosophy is to deliver a competitive incentive opportunity which is contingent on performance and actual and potential value to the organization.

Prior to adopting the Executive RTU Plan in 2009, Enerplus utilized the TURIP and the Executive PTU Plan for long-term incentives in 2008.  With continued changes to the peer group used for the purposes of the Executive PTU Plan and consolidation in the industry, as well as a desire to retain both the staff and executives, Enerplus chose to discontinue use of the Executive PTU Plan and replaced it, effective January 1, 2009, with the Executive RTU Plan.  No further grants were made under the Executive PTU Plan.  The Executive RTU plan continued to be used for all executive long term incentive grants in 2010.  Both plans are explained in detail in the section below entitled “ — Incentive Plan Awards”.

Prior to, and in connection with, the Conversion, the Corporation had undertaken a comprehensive review of its long-term incentive programs.  As a result, effective January 1, 2011, the Board of Directors adopted the Stock Option Plan and the 2011 Executive PSU Plan pursuant to which it anticipates granting stock options (“Options”) and PSUs in lieu of grants of Incentive Rights and RSUs under the Rights Incentive Plan and the Executive RSU Plan, respectively.  For a summary of the significant terms of the Stock Option Plan and the 2011 Executive PSU Plan, see “ — Incentive Plan Awards — Stock Option Plan” and “ — Incentive Plan Awards — 2011 Executive PSU Plan”, respectively.  Any Incentive Rights and RTUs outstanding as at December 31, 2010 are governed by the terms of the Rights Incentive Plan and the Executive RSU Plan.  See “ — Incentive Plan Awards — Rights Incentive Plan” and “ — Incentive Plan Awards — Executive RSU Plan.”

Savings Plan

The Corporation has in place the Savings Plan which provides the executives and other staff with the opportunity to build wealth for retirement or other financial goals.  The employee may contribute any percentage of earnings to the Savings Plan they choose.  To support the employees’ progress toward meeting their financial objectives, the Corporation contributes a minimum of 4%, to a maximum of 12%, of earnings to the Savings Plan on behalf of the employee, depending on the employee’s level of contributions.  The Corporation’s contributions, made on a quarterly basis, vest immediately and employees have immediate access to all contributions. The Committee considers this program to be competitive with other similar plans in its industry and there is no other form of retirement or savings programs.  All Named Executive Officers have chosen to participate in the program at the maximum levels.

Perquisites

The Corporation’s perquisite program consists of an automobile allowance, parking, club dues and health and wellness benefits.  Programs are competitive given the Corporation’s target competitive position and when compared to the prevailing competitive practices for companies the size of the Corporation in the oil and gas industry.  These programs help enhance the fixed elements of the compensation package in order to attract and retain executives.

Employment Agreements

Executives’ employment agreements alleviate personal uncertainty and provide fair treatment in the event of termination or a change in role, especially in the case of a change of control.  In exchange, executives commit to non-solicitation and confidentiality conditions in the event of termination.  Further details are provided in the section below entitled “ — Termination and Change of Control Benefits”.

Ownership Guidelines

The Board has adopted certain Common Shares ownership guidelines for the Corporation’s executives whereby the executives are required to maintain a minimum ownership in the Corporation’s Common Shares within five years from the date of their appointment as an officer of Enerplus.  Pursuant to these guidelines, the CEO is required to maintain three times his annual salary in Common Shares.  The Executive Vice President and Senior Vice President & Chief Financial Officer are required to hold two times their annual salary in Common Shares, and Vice Presidents are required to hold one times their annual salary in Common Shares.  In calculating an executive’s holdings for the purposes of the Corporation’s ownership guidelines, only Common Shares owned by an executive or their spouse or dependents are eligible.  As of December 31, 2010, all Enerplus executives, including the Named Executive Officers, are in compliance with Enerplus’ equity ownership guidelines.  Mr. Johnson commenced his employment with Enerplus on May 5, 2008 and, in accordance with the Corporation’s Common Share ownership guidelines described above, has until May 5, 2013 to meet the applicable Common Share ownership requirement.  For information on the number and value of Trust Units held by each Named Executive Officer as at December 31, 2010, see “ — Estimated Value of Aggregate Equity Holdings of Named Executive Officers” below.

Performance Graph

The following graph illustrates changes from December 31, 2005 to December 31, 2010 in cumulative total return to the Enerplus securityholders, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all their respective dividends and distributions reinvested.  The graph also illustrates the changes in aggregate compensation paid to the five individuals who were Enerplus’ Named Executive Officers for each of those years.

The compensation received by the Named Executive Officers generally corresponds with fluctuations in Enerplus’ TUR over the periods indicated on the above graph.  As Enerplus’ TUR decreased in 2006 and subsequent years (and in particular following the Canadian federal governments’ decision on October 31, 2006 to tax income trusts in a manner similar to corporations beginning in 2011), in general, the compensation paid to the Named Executive Officers correspondingly decreased during that period.  In addition to considering TUR, the Board also considers peer comparisons in their compensation decisions to ensure the total compensation package is competitive with industry.  In 2010, the Named Executive Officers received increases in their compensation from the prior year, which reflected Enerplus’ improved performance.

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted in 2010 by Enerplus to the Named Executive Officers.  Ian C. Dundas was appointed Executive Vice President on February 26, 2010, and, prior to that, was Senior Vice President, Business Development of Enerplus.  Dana W. Johnson, Enerplus’ President, U.S. Operations, began his employment with Enerplus on May 5, 2008.  Mr. Johnson works in Enerplus’ Denver, Colorado office and is paid in U.S. dollars.  For information on the Canada/U.S. dollar exchange rates used in respect of the disclosure of his compensation, see Note 5 to the table below.  Enerplus does not have any pension plans or similar deferred compensation plans.

Summary Compensation Table

			Trust		Non-equity incentive plan compensation
			Unit-based	Option-based	Annual incentive	All other	Total
Name and Principal		Salary	awards(1)	awards(2)	plans(3)	compensation(4)	compensation
Position	Year	($)	($)	($)	($)	($)	($)
Gordon J. Kerr President & Chief Executive Officer	2010	525,000	420,000	630,000	475,000	202,353	2,252,353
	2009	525,000	735,000	315,000	325,000	195,758	2,095,758
	2008	520,833	682,500	682,500	240,000	129,057	2,254,890

Ian C. Dundas Executive Vice President	2010	379,167	423,500	423,500	375,000	150,522	1,751,689
	2009	347,500	815,500	199,500	240,000	186,339	1,788,839
	2008	332,333	418,750	418,750	220,000	118,703	1,508,536

Robert J. Waters Senior Vice President & Chief Financial Officer	2010	347,500	332,500	332,500	275,000	130,827	1,418,327
	2009	335,000	422,100	180,900	210,000	124,513	1,272,513
	2008	332,333	418,750	418,750	190,000	92,890	1,452,723

Dana W. Johnson(5) President, U.S. Operations	2010	298,380	254,231	249,060	223,785	86,719	1,112,175
	2009	313,980	364,779	156,334	175,829	93,831	1,104,753
	2008	229,613	427,949	123,895	97,968	49,848	929,273

Eric Le Dain Vice President, Strategic Planning, Reserves, Marketing	2010	276,853	245,000	245,000	200,000	102,111	1,068,964
	2009	260,267	301,594	129,254	146,000	93,192	930,307
	2008	252,833	224,000	224,000	140,000	65,893	906,725

Notes:

(1)          For 2010 and 2009 compensation, the information represents the Board’s determination of the fair value on the date of grant of the RTUs awarded to the Named Executive Officers under the Executive RTU Plan in those years and reflects what the Board intended to award the Named Executive Officers as target compensation under the Executive RTU Plan for those years.  The 2009 awards to Mr. Dundas include an annual RTU award of $465,500 made on March 9, 2009 and an additional performance-based incentive RTU award of $350,000 made on May 20, 2009.  The actual number of RTUs awarded to each Named Executive Officer was determined by dividing a target dollar award amount by a five day weighted average trading price of the Trust Units on the TSX prior to the date of grant.  The grant date fair value presented in the above table differs from the fair value determined in accordance with Section 3870 of the CICA Handbook, which utilizes the closing Trust Unit trading price on the TSX on the grant date and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr: 2010 - $420,019; 2009 - $703,820;  Ian C. Dundas: 2010 - $423,508; 2009 - $793,741; Robert J. Waters: 2010 - $332,521; 2009 - $404,207; Dana W. Johnson: 2010 - $271,050; 2009 - $349,303 (in each case based on the Canadian/U.S. dollar exchange rate at the time of grant); and Eric Le Dain: 2010 - $245,023; 2009 - $190,624.

The actual value realized upon the vesting and payment in respect of such RTUs may be greater or less than the grant date fair value indicated.  See “ — Incentive Plan Awards — Outstanding Option—Based Awards and Trust Unit—Based Awards” below for the number of RTUs granted to each Named Executive Officer in 2010 and for the estimated market or payout value of all RTUs held by the Named Executive Officers at December 31, 2010.  See “ — Incentive Plan Awards — Description of Incentive Plans with 2010 Grants or Payouts — Executive Restricted Share Unit Plan” below for a description of the Executive RTU Plan, which has been amended and restated as the Executive RSU Plan.

For 2008 compensation, the information represents the Board’s determination of the fair value on the date of grant of the PTUs awarded to the Named Executive Officers under the Executive PTU Plan in 2008 and, in the case of Dana W. Johnson, includes both a grant of PTUs made under the Executive PTU Plan with a fair value of $123,905 and a grant of EPIP Units made under the EPIP with a fair value of $304,044.  See “ — Incentive Plan Awards — Description of Incentive Plans with 2010 Grants or Payouts — Executive Performance Trust Unit Plan” and “Incentive Plan Awards — Description of Incentive Plans with 2010 Grants or Payouts — Employee Performance Incentive Plan” below for a description of the Executive PTU Plan and the EPIP, respectively.  With respect to the Executive PTU Plan awards, the grant date fair value reflects what the Board intended to award the Named Executive Officers as target compensation under the Executive PTU Plan for 2008.  These target amounts do not include the potential 25% increase in the payout amount if the Named Executive Officer elects to receive payment in Trust Units.  The actual number of PTUs awarded to each Named Executive Officer was determined by dividing the target dollar award amount by the weighted average trading price of the Trust Units on the TSX for the ten trading days prior to the commencement of the applicable performance period (i.e., the final ten trading days of 2007).  The grant date fair value presented in the above table differs from the fair value determined in accordance with Section 3870 of the CICA Handbook, which utilizes the closing Trust Unit trading price on the TSX on the grant date, assumes a performance multiplier of 1.0 under the Executive PTU Plan and no 25% increase in payout amount, and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr - $743,035; Ian C. Dundas - $455,908; Robert J. Waters - $455,908; Dana W. Johnson - $150,857 (based on the Canadian/U.S. dollar exchange rate at the time of grant); and Eric Le Dain - $243,874.  See “ — Incentive Plan Awards — Value Vested or Earned During the Year” below for the actual value realized upon the vesting and payout of such PTUs in 2010.

The 2008 compensation for Mr. Johnson also includes an award of EPIP Units made under the EPIP with a Board-determined fair value at the May 5, 2008 date of grant of $304,044 and an accounting fair value of the award of $311,632.  See “ — Incentive Plan Awards — Value Vested or Earned During the Year” below for the actual value realized upon the vesting and payout of such EPIP Units in 2010.

(2)          This information represents the Board’s determination of the fair value on the date of grant of the Incentive Rights awarded to the Named Executive Officers under the TURIP.  See “ — Incentive Plan Awards — Description of Incentive Plans with 2010 Grants or Payouts — Rights Incentive Plan” below for a description of the Rights Incentive Plan, the successor plan to the TURIP.  The grant date fair value reflects what the Board intended to award the Named Executive Officers as target compensation under the TURIP in the specified year, and the number of Incentive Rights granted to achieve such target award has been calculated based on a valuation methodology for the Incentive Rights provided to the Board by Mercer.  This valuation methodology concludes that the fair value of an Incentive Right is approximately 20% of the underlying market price of a Trust Unit on the date of grant.

The grant date fair value presented in the above table differs from the fair value determined using the modified binomial lattice pricing model (the “MBLP Model”) adopted by Enerplus for accounting purposes in accordance with Section 3870 of the CICA Handbook.  Under the MBLP Model, the fair value of an Incentive Right has ranged from 16% to 17% (2010) and 19% to 20% (2009) of the underlying market price of a Trust Unit on the date of grant.  The MBLP Model considers both the original and downward-adjusted exercise prices applicable to Incentive Rights in the year.  The key assumptions and estimates used for the calculation of the accounting fair value under this model for the Named Executive Officers are as follows:  Dividend Yield: 2010 — 9.16%, 2009 — 12.54%, 2008 — 11.99%; Volatility: 2010 — 44.12%, 2009 — 44.43%, 2008 — 26.86%; Risk-free interest rate: 2010 — 2.57%, 2009 — 1.70%, 2008 — 2.88%; Forfeiture rate: 2010 — 12.50%, 2009 - 12.40%, 2008 - 7.3%; Exercise price reduction: 2010 - $1.24, 2009 - $1.92, 2008 - $1.90.

The MBLP Model provides an accounting fair value of the awarded number of Incentive Rights as follows:  Gordon J. Kerr: 2010 - $540,414; 2009 - $302,439; 2008 - $313,562; Ian C. Dundas: 2010 - $363,279; 2009 - $191,546; 2008 - $192,386; Robert J. Waters: 2010 - $285,219; 2009 - $173,686; 2008 - $192,386; Dana W. Johnson: 2010 - $237,326; 2009 - $150,096; 2008 - $67,364 (based on the Canadian/U.S. dollar exchange rate at the time of grant); Eric Le Dain: 2010 - $210,161; 2009 - $124,101; 2008 - $136,672.  The actual value realized upon the future exercise of such Incentive Rights may be greater or less than the grant date fair value indicated.  See “ — Incentive Plan Awards — Outstanding Option—Based Awards and Trust Unit—Based Awards” below for the number of Incentive Rights granted to each Named Executive Officer in 2010 and for the number and estimated market value of all Incentive Rights held by the Named Executive Officer at December 31, 2010.

(3)          Represents the cash bonus awards earned by the Named Executive Officers.  Mr. Le Dain’s 2008 amount includes an initial signing bonus of $50,000.

(4)

The amounts in this column relate to car allowances, parking payments, health and wellness benefits paid under a flexible spending account, club membership dues, financial counseling and other services, the matching contribution made by Enerplus to each of the Named Executive Officers pursuant to the Savings Plan or for, Mr. Johnson, his 401K plan, and the amount of notional monthly distribution equivalent payments accumulated (but not paid) in the specified year on the outstanding RTUs held by the Named Executive Officers granted under the Executive RTU Plan. See “ — Incentive Plan Awards — Executive Restricted Share Unit Plan” below.

(5)

Other than in respect of “Trust Unit-based awards” and “Option-based awards”, the amounts presented represent the Canadian dollar equivalent of the U.S. dollar compensation paid or awarded to Mr. Johnson based on the exchange rate in effect on December 31 of the applicable year, being US$1.00 = CDN$0.9946 for 2010, US$1.00 = CDN$1.0466 for 2009, and US$1.00 = CDN$1.2246 for 2008.  The amounts presented for “Trust Unit-based awards” and “Option-based awards” represent the Canadian dollar equivalent of the U.S. dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00 = CDN$1.0512 for 2010 awards, US$1.00 = CDN$1.2867 for 2009 awards and US$1.00 = CDN$1.0035 for 2008 awards.

For a discussion of the methodology and considerations applied in determining the amounts of the payments and awards described in the above table, see “ — Compensation Discussion and Analysis” above.

Incentive Plan Awards

Enerplus has in place a combination of incentive plan awards designed to reward officers and employees of Enerplus on the long-term performance of the Common Shares and to align the interests of officers and employees with Shareholders.  See “ — Compensation Discussion and Analysis” above.  A description of each of the plans in which the Named Executive Officers participated in 2010, and plans that are currently in place (including those adopted effective January 1, 2011 following the Conversion), follows the description of outstanding incentive plan awards as at December 31, 2010 and the value vested or earned under such plans during the year, as set forth below.

Outstanding Option—Based Awards and Trust Unit—Based Awards

The following table sets forth all awards outstanding as at December 31, 2010 under the TURIP, as Incentive Right awards granted in 2010 under the TURIP are considered “option-based awards” under applicable securities laws.  The table also includes outstanding grants made under the Executive RTU Plan, as RTU awards granted in 2009 and 2010 are considered “share-based awards” under applicable securities laws (and presented as “Trust Unit-based awards” by Enerplus).  Pursuant to the Conversion and the terms of the TURIP, effective January 1, 2011, the TURIP was amended and restated as the Rights Incentive Plan, and each Incentive Right was adjusted such that it entitles the holder thereof to purchase one Common Share in lieu of one Trust Unit.  In addition, in connection with the Conversion, effective January 1, 2011, the Executive RTU Plan was amended and restated as the Executive RSU Plan, with the appropriate adjustments having been made to RTU awards to reference Common Shares and dividends on those shares in lieu of Trust Units and distributions paid on those units.  For a description of the Rights Incentive Pan and the Executive RSU Plan, see “ — Rights Incentive Plan” and “ —Executive Restricted Share Unit Plan” below.

Outstanding Option-Based Awards and Trust Unit-Based Awards as of December 31, 2010

	Option-Based Awards				Trust Unit-Based Awards
	Trust Units underlying unexercised	Exercise prices of		Value of unexercised in-the-money		Market or payout value of Trust
	Incentive Rights	Incentive Rights(1)	Incentive Right	Incentive Rights(1)	Number of units that have not vested	Unit-based awards that have not vested
Name	(#)	($)	expiration dates(1)(4)	($)	(#)	($)
Gordon J. Kerr	133,588	23.58	December 31, 2014-2016	947,139
	92,052	17.11	December 31, 2013-2015	1,248,225
	81,154	40.40	December 31, 2012-2014	Nil	26,728 RTUs(2)	964,079	(2)
	59,702	47.06	December 31, 2011-2013	Nil
	60,000	48.99	March 14, 2011, December 31, 2011-2012	Nil
	26,400	50.73	March 14, 2011, December 31, 2011	Nil	17,574 RTUs(3)	614,532	(3)
	13,200	33.12	March 14, 2011	Nil

Ian C. Dundas	89,801	23.58	December 31, 2014-2016	636,689
	58,300	17.11	December 31, 2013-2015	790,548
	49,792	40.40	December 31, 2012-2014	Nil	20,307 RTUs(2)	710,542	(2)
	37,513	47.06	December 31, 2011-2013	Nil
	30,000	48.99	March 14, 2011, December 31, 2011-2012	Nil
	19,800	50.73	March 14, 2011, December 31, 2011	Nil	17,720 RTUs(3)	619,643	(3)
	9,900	33.12	March 14, 2011	Nil
	3,400	30.80	March 14, 2011	Nil

	Option-Based Awards				Trust Unit-Based Awards
	Trust Units underlying unexercised	Exercise prices of		Value of unexercised in-the-money		Market or payout value of Trust
	Incentive Rights	Incentive Rights(1)	Incentive Right	Incentive Rights(1)	Number of units that have not vested	Unit-based awards that have not vested
Name	(#)	($)	expiration dates(1)(4)	($)	(#)	($)
Robert J. Waters	70,505	23.58	December 31, 2014-2016	499,800
	52,864	17.11	December 31, 2013-2015	716,836
	49,792	40.40	December 31, 2012-2014	Nil	15,350 RTUs(2)	537,097	(2)
	37,513	47.06	December 31, 2011-2013	Nil
	30,000	48.99	March 14, 2011, December 31, 2011-2012	Nil
	19,800	50.73	March 14, 2011, December 31, 2011	Nil	13,913 RTUs(3)	518,004	(3)
	9,900	33.12	March 14, 2011	Nil

Dana W. Johnson	58,666	23.58	December 31, 2014-2016	415,942	13,264 RTUs(2)	464,107	(2)
	30,152	17.11	December 31, 2013-2015	408,861
	13,128	47.19	December 31, 2012-2014	Nil	11,341 RTUs(3)	396,580	(3)

Eric Le Dain	51,951	23.58	December 31, 2014-2016	368,333
	37,772	17.11	December 31, 2013-2015	512,188	10,968 RTUs(2)	383,770	(2)
	26,635	40.40	December 31, 2012-2014	Nil
	16,418	47.06	December 31, 2011-2013	Nil
	30,000	48.99	March 14, 2011, December 31, 2011-2012	Nil	10,252 RTUs(3)	358,495	(3)

Notes:

(1)          The exercise prices of the outstanding Incentive Rights are presented after giving effect to the reduction in the applicable exercise prices in accordance with the terms of the TURIP, except for Dana W. Johnson who, as a U.S. employee, is not eligible for such reductions.  The value of the unexercised in-the-money Incentive Rights as of December 31, 2010 is determined based on the excess of the closing price of the Trust Units on the TSX on December 31, 2010 of $30.67 per Trust Unit over the applicable exercise price.  The TURIP awards generally vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire on December 31 of the third year following the year in which they vest.  Accordingly, all Incentive Rights that are scheduled to expire on or before December 31, 2013 were vested as of December 31, 2010.  The Incentive Rights with an exercise price of $23.58 represent the Incentive Rights granted to the Named Executive Officers in 2010.

(2)          Represents (i) two-thirds of the number of RTUs awarded on March 9, 2009 pursuant to the Executive RTU Plan, as one-third of such RTUs vested and were paid out in 2010, and (ii) in the case of Ian C. Dundas, 25% of the number of RTUs awarded on May 20, 2009 pursuant to the Executive RTU Plan, as 75% of such RTUs vested and were paid out in 2010.  See the column entitled “Trust Unit-based awards” for 2009 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the target awards for the aggregate of such grant.  The number of RTUs granted was based on the target dollar award amount divided by a five day weighted average trading price of the Trust Units on the TSX prior to the grant date, being $18.15 for grants made on March 9, 2009 and $25.89 for the additional grant made to Ian C. Dundas on May 20, 2009.  The estimated future payouts represent Enerplus’ estimate, as at December 31, 2010, of the future payout amount of such awards based on the closing price of the Trust Units on the TSX on December 31, 2010 of $30.67 and assuming that the monthly cash distribution amount in effect at December 31, 2010 continues to be in effect, as dividend payments from the Corporation, until the applicable vesting and payment dates.  The actual amount ultimately paid to the Named Executive Officers in respect of such RTUs upon vesting may be greater or less than the amounts indicated.

(3)         Represents the number of RTUs awarded in 2010 pursuant to the Executive RTU Plan.  See the column entitled “Trust Unit-based awards” for 2010 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the target awards for such grant.  The number of RTUs granted was based on the target dollar award amount divided by a five day weighted average trading price of the Trust Units on the TSX prior to the grant date, being $23.90 for grants made in 2010. The estimated future payouts represent Enerplus’ estimate, as at December 31, 2010, of the future payout amount of such awards based on the closing price of the Trust Units on the TSX on December 31, 2010 of $30.67 and assuming that the monthly cash distribution amount in effect at December 31, 2010 continues to be in effect, as dividend payments from the Corporation, until the applicable vesting and payment dates.  The actual amount ultimately paid to the Named Executive Officers in respect of such RTUs upon vesting may be greater or less than the amounts indicated.

(4)          Incentive Rights that expire on March 14, 2011 have original expiration date of December 31, 2010.  The expiration date was extended to March 14, 2011 due to the blackout period imposed in accordance with the terms of the Rights Incentive Plan in connection with the Conversion and the subsequent early availability of material year-end information.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2010 for each Named Executive Officer under the TURIP (which are “option-based awards” in the table below) and under the Executive RTU Plan, Executive PTU Plan and EPIP (each of which are “Trust Unit-based awards” in the table below), as well as the amount of non-equity incentive plan awards (i.e., cash bonuses) earned during the year.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year(1) ($)	Option-based awards - Value realized upon exercise during the year(2) ($)	Trust Unit-based awards - Value vested during the year(3) ($)	Non-equity incentive plan compensation - Value earned during the year(4) ($)
Gordon J. Kerr	207,506	—	1,069,910	475,000
Ian C. Dundas	131,420	—	921,031	375,000
Robert J. Waters	119,168	—	642,389	275,000
Dana W. Johnson	102,977	146,058	372,187	223,785
Eric Le Dain	85,142	—	380,642	200,000

Notes:

(1)          Represents the aggregate value of the Incentive Rights held by the Named Executive Officer that vested in 2010.  The value was calculated as the difference between the exercise price of the Incentive Rights vested in 2010 and the closing price of the Trust Units on the TSX on the date of vesting.

(2)          Calculated using the price received on the disposition of the Trust Units received upon exercise of the Incentive Rights, less the exercise price of such Incentive Rights.

(3)          Consists of the following, on an aggregate basis:

(a)          one-third of the RTUs awarded on March 9, 2009 pursuant to the Executive RTU Plan plus, in respect of Ian C. Dundas, 75% of the RTUs awarded to him on May 20, 2009.  The payouts, all of which were made in cash, were based on a five day weighted average trading price of the Trust Units on the TSX ending three business days prior to each of the vesting dates in March and May 2010, as applicable, plus the accumulated distributions on the vested RTUs from the date of grant.  The amount of the payouts for each Named Executive Officer was as follows: Gordon J. Kerr —$358,794; Ian C. Dundas — $484,698; Robert J. Waters — $206,056; Dana W. Johnson - $172,484; and Eric Le Dain - $147,213. See the column entitled “Trust Unit-based awards” for 2009 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the target awards for the aggregate of such grant in 2009.

(b)         PTUs awarded in 2008 pursuant to the Executive PTU Plan that vested on December 31, 2010.  The payout values presented in the table include the 25% increase in the full payout amount for Messrs. Kerr, Dundas, Waters and Le Dain who elected to receive the full amount of such payment in the form of Common Shares purchased by the Corporation on the TSX.  The value of the payouts (where applicable, including the 25% increase in payout amount and based on the purchase price of the Common Shares on the TSX on January 6, 2011 of $31.45 per share) was as follows: Gordon J. Kerr — $711,116; Ian C. Dundas — $436,333; Robert J. Waters — $436,333; Dana W. Johnson - $99,185; and Eric Le Dain - $233,429. The PTUs had the following target dollar award amounts at the time of their grant in 2008, which amounts do not include the potential 25% increase in payout amount if the executive elected to receive payment in the form of Trust Units: Gordon J. Kerr - $682,500; Ian C. Dundas - $418,750; Robert J. Waters - $418,750; Dana W. Johnson - $123,905; and Eric Le Dain - $224,000.  See the column entitled “Trust Unit-based awards” for 2008 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the target awards for the aggregate of such grant.  The payouts were based upon a relative performance factor of 0.8 under the Executive PTU Plan.  See “ — Executive Performance Trust Unit Plan” below for a description of the Executive PTU Plan; and

(c)   a total of 3,297 EPIP Units granted to Dana W. Johnson in 2008 that vested in 2010.  The payout of $100,518, all of which was made in cash, was based on a ten day weighted average trading price of the Trust Units on the TSX preceding the vesting date in May 2010, plus the accumulated distributions on the vested EPIP Units from the date of grant.  No other Named Executive Officers held any EPIP Units in 2010.  See “ — Employee Performance Incentive Plan” below for a description of the EPIP.  See the column entitled “Trust Unit-based awards” for 2008 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the grant of EPIP Units award to Mr. Johnson.

(4)          Represents the cash bonus awards paid to the Named Executive Officers in respect of 2010.  Dana W. Johnson is a U.S.-based employee and his cash bonus award was paid in U.S. dollars but the amount presented represents the Canadian dollar equivalent based on the exchange rate in effect on December 31, 2010, being US$1.00 = CDN$0.9946.

Description of Incentive Plans with 2010 Grants or Payouts

Rights Incentive Plan

On June 21, 2001, following receipt of Unitholder approval, Enerplus adopted the TURIP pursuant to which Incentive Rights to acquire Trust Units were granted to the officers, employees and service providers of Enerplus.  As a result of the Conversion and pursuant to the amendment provisions of the TURIP, the plan was amended and restated effective January 1, 2011 as the “Rights Incentive Plan” to reflect the conversion of Enerplus from an income trust to a corporation.  Each Incentive Right outstanding as at December 31, 2010 was adjusted such that each Incentive Right now entitles the holder thereof to purchase one Common Share in lieu of a Trust Unit on the same terms and at the same price as such Incentive Right was exercisable prior to the Conversion.  All Incentive Rights outstanding as at December 31, 2010 continue to be subject to the provisions of the Rights Incentive Plan.

The last grant of Incentive Rights under the Rights Incentive Plan was made in 2010 and, as a result of the adoption by the Corporation of the Stock Option Plan effective January 1, 2011, the Corporation does not currently expect to make any further grants of awards under the Rights Incentive Plan.  The Rights Incentive Plan and the Stock Option Plan are currently the only securities based compensation arrangements adopted by the Corporation pursuant to which securities may be issued from treasury of the Corporation. A brief summary of the material terms of the Rights Incentive Plan is provided below.

The Rights Incentive Plan provides that the aggregate number of Common Shares reserved for issuance under the Rights Incentive Plan, subject to any adjustments or increases of such number pursuant to the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions, shall not exceed 5,473,866. As of March 10, 2011, there were 4,817,720 Incentive Rights outstanding, representing 2.7% of the issued and outstanding Common Shares on that date.

The original exercise price of the Incentive Rights at the time of grant must be no less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Incentive Rights by the Board of Directors.  However, the original exercise price of the Incentive Rights may be adjusted downward at the election of the holder.  As a result of certain U.S. tax rules, the exercise price of Incentive Rights held by U.S. holders may not be adjusted downward.  The downward adjustment may occur once the Corporation’s distributions to Shareholders exceed 10% of the net property, plant and equipment account on the Corporation’s balance sheet, on a per share basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per share basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights either may or will (as stated above) be reduced by a corresponding per share amount.  In certain circumstances, it is more advantageous to the holder to use the original exercise price rather than the downward-adjusted exercise price, as using the downward-adjusted price may increase the tax rate applicable to the exercise of the Incentive Right.

Under the Rights Incentive Plan, the Board of Directors has the power to determine the time at which an Incentive Right will expire and the time or times when Incentive Rights will vest and become exercisable.  The Rights Incentive Plan states that the period during which an Incentive Right is exercisable will generally expire at the end of the third calendar year following the year in which the Incentive Right has vested.  However, if the original expiry date of an Incentive Right occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Incentive Rights, then the expiry date is extended to be the tenth business day after the original expiry date of the blackout period.  Although not prescribed in the Rights Incentive Plan, the Board of Directors historically provided for gradual vesting periods for each grant of Incentive Rights, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant.

An Incentive Right is personal to the grantee and is non-transferable and non-assignable.  The Rights Incentive Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Common Shares.  If the employment or appointment of an Incentive Rights holder with the Corporation is terminated by either party for any reason other than termination for cause or, generally, the voluntary resignation of the holder (in which cases the Incentive Rights expire immediately upon the holder ceasing to provide active services to the Corporation), the Incentive Rights held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation.

The Rights Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.  The Rights Incentive Plan states that the Board of Directors may, at any time without the approval of the Shareholders and holders of other voting securities of the Corporation, suspend, discontinue or amend the Rights Incentive Plan or any Incentive Right.  However, the Board of Directors may not, without the approval of a majority of the Shareholders and holders of other voting securities of the Corporation, amend the Rights Incentive Plan or an Incentive Right to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) other than as provided for in the exercise price adjustment mechanisms for distributions described above, make any amendment that would reduce the exercise price of an outstanding Incentive Right (including a cancellation and reissue of an Incentive Right that constitutes a reduction of the exercise price), or to make any amendment to such exercise price adjustment mechanisms; (c) extend the expiry date of any Incentive Right granted under the Rights Incentive Plan beyond the expiry date of the Incentive Right determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expanding the categories of individuals who are eligible to participate in the Rights Incentive Plan; or (e) amend the Rights Incentive Plan to permit the transfer or assignment of Incentive Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Incentive Rights or a family member, a charity or for estate planning or estate settlement purposes, in each case unless the change to the Rights Incentive Plan or an Incentive Right results from the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions.

The Rights Incentive Plan (and any proposed future amendments to the Rights Incentive Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Rights Incentive Plan or applicable stock exchanges from time to time.  Any amendment to the Rights Incentive Plan is subject to the prior approval of the TSX and the NYSE, and no amendment to, or suspension or discontinuance of, the Rights Incentive Plan or an Incentive Right granted under the Rights Incentive Plan may be made that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder.

For a description of the treatment of Incentive Rights in connection with certain transactions involving the Corporation or termination of a Named Executive Officer’s employment with the Corporation, see “ — Termination and Change of Control Benefits” below.

In 2010, a total of 1,749,274 Incentive Rights were granted, which represents approximately 0.98% of the issued and outstanding Trust Units at December 31, 2010.  As of December 31, 2010, there were a total of 5,456,607 Incentive Rights outstanding at exercise prices ranging from $17.11 to $56.93 with a weighted average exercise price of $33.81 ($32.11 after giving effect to the downward adjustments to the exercise prices) and expiration dates ranging from March 14, 2011 to December 31, 2016.  As of December 31, 2010, a total of 2,564,815 of these outstanding Incentive Rights were exercisable, with a weighted average exercise price of $45.72 ($42.27 after giving effect to the downward adjustments to the exercise prices).  For additional information regarding the Rights Incentive Plan and outstanding Incentive Rights as at December 31, 2010, see Note 11 to Enerplus’ audited consolidated financial statements for the year ended December 31, 2010.

Executive Restricted Share Unit Plan

Effective January 1, 2009, Enerplus implemented the Executive RTU Plan and the initial grants under the plan were made in March 2009.  As a result of the Conversion, the plan was amended and restated as the “Executive RSU Plan” effective January 1, 2011 to reference Common Shares and dividends paid on those shares in lieu of Trust Units and distributions paid on those units.  All other material terms and conditions of such awards generally remain the same as existed prior to January 1, 2011.  Following the adoption by the Corporation of the 2011 Executive PSU Plan effective January 1, 2011, the Corporation does not currently intend to utilize the Executive RSU Plan as a base component of its executives’ annual long-term incentive grants, but instead may be used from time to time where the Board determines grants of RSUs are appropriate.  Below is a brief summary of the significant provisions of the Executive RSU Plan.

Under the Executive RSU Plan, the Board, in its discretion, is entitled to grant notional RSUs to the executive officers of the Corporation to further align the compensation of the Corporation’s executive officers with the interests of the Corporation’s Shareholders.  Each RSU represents a right to potentially receive a cash payment on each vesting date designated by the Board.  Unless otherwise determined by the Board, the RSUs will vest as to one-third on each of the first, second and third anniversaries of the date of grant of the RSUs.  The amount of the cash payment shall equal the “market value” of the number of RSUs (i.e. Common Shares) that vest on the applicable date, with the “market value” being the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending three business days prior to the vesting date.  Additionally, concurrent with any payment made to an executive in respect of RSUs that vest pursuant to the plan, the executive will receive an additional cash payment equal to the monthly cash distributions and dividends, if any, that would have been paid by the Corporation on such vested RSUs had they been outstanding as Common Shares (or prior to January 1, 2011, Trust Units of the Fund) from the date of grant.

Notwithstanding anything else in the Executive RSU Plan, the Board may amend or modify the terms and conditions regarding any grant or payment made in respect of any RSUs granted under the plan, including to accelerate the vesting or payment date or to modify the methodology of calculating and paying any RSU awards; provided that no amendment or modification may, without the consent of the affected executive, reduce the amount of the payment to be made in respect of an RSU award.

For a description of the treatment of RSUs granted under the Executive RSU Plan in the event of a change of control of the Corporation, certain business combinations involving the Corporation or the termination of a Named Executive Officer’s employment with the Corporation in certain circumstances, see “ — Termination and Change of Control Benefits” below.

Executive Performance Trust Unit Plan

Effective March 1, 2007, Enerplus implemented the Executive PTU Plan, pursuant to which notional PTUs were granted to the executive officers of Enerplus at the discretion of the Board.  In the fall of 2008, Enerplus determined to replace the Executive PTU Plan with the Executive RTU Plan described above.  Accordingly, the last grants were made under this plan in 2008, which grants vested and were paid out on December 31, 2010, and the Corporation currently does not intend to make any future grants under this plan.  This plan was intended to reward participants on the basis of Enerplus’ performance over a particular “performance period”, generally being a three calendar year period.  The amounts ultimately paid out with respect to a grant of PTUs made pursuant to the Executive PTU Plan depended on the “total annual return” on Enerplus’ Trust Units over the performance period as compared to a designated “performance group” of industry peers, as described in further detail below.  Once a three year performance period was completed, a grant of PTUs vested and payment, calculated as described below, was made to the executive within 15 days of the completion of such performance period.

The “total annual return” of Enerplus’ Trust Units over the performance period was calculated by dividing (i) the total of the cash distributions or similar payments received during the performance period plus the total Trust Unit price appreciation (or depreciation) during the period by (ii) the Trust Unit price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  The result was then divided by the number of years in the performance period (generally being three years) to arrive at a total annual return on Enerplus’ Trust Units during the performance period.  This total annual return was then measured against a “performance group” of industry peers specified by the Board at the beginning of each performance period which, where practical and deemed appropriate by the Board, consisted of oil and gas trusts, corporations, or other entities, including Enerplus, having their head office in Canada and at least 25% of operating revenues derived from conventional oil and gas activities in North America.  The composition of the performance group could be amended by the Board if any member of the group ceased to exist during the applicable performance period or to take into account changes in trust, corporate or other structures.  For 2008 grants (which vested and were paid out on December 31, 2010), the peer group consists of ARC Energy Trust, Baytex Energy Trust, Bonavista Energy Trust, Crescent Point Energy Trust, Pengrowth Energy Trust, Penn West Energy Trust, Provident Energy Trust and Vermilion Energy Trust.

Enerplus’ total annual return, as compared to the performance group, resulted in a multiplier (referred to as a “relative performance factor”) then being applied to the number of PTUs granted in respect of the performance period.  The relative performance factor was determined by the Board, after consultation with and receiving the recommendation of Enerplus management.  The methodology used to determine the relative performance factor may have differed for separate grants of PTUs and may have been revised by the Board based on such factors as the Board considered appropriate.  The PTUs that vested on December 31, 2010 were assigned a relative performance factor of 0.8.

Once the relative performance factor was applied to the number of PTUs initially granted to result in an adjusted number of PTUs, a dollar amount was assigned to the adjusted number of PTUs by multiplying that number of PTUs by the weighted average trading price of the Trust Units on the TSX for the last ten trading days of the applicable performance period, and the executive is entitled to be paid that amount in cash.  However, as an inducement for executives to increase their economic exposure to the value of Enerplus’ equity securities, and thereby creating further alignment with Enerplus’ securityholders, the executive was able to elect to receive all or a portion of their Executive PTU Plan payment in the form of Trust Units (and in respect of the PTUs that vested on December 31, 2010, Common Shares of the Corporation as a result of the Conversion).  An election by the executive to be paid in Trust Units entitled the executive to receive payment equal to 125% of the amount that he or she would otherwise be paid if the executive had elected to be paid in cash.  The number of Trust Units to be paid in connection with such an election was calculated by dividing the dollar amount of the payment (including the 25% increase) by the weighted average trading price of the Trust Units on the TSX for the ten final trading days of the calendar year immediately preceding the payment date.  Any Trust Units payable pursuant to the terms of the plan were purchased by Enerplus on the TSX for payment to the executive and were not issued from treasury.  If an executive elected to take Trust Units as payment under the Executive PTU Plan (including Common Shares of the Corporation with respect to PTUs that vested December 31, 2010), the executive may not transfer, sell, pledge or otherwise dispose of such Trust Units for a period of one year from the payment date, subject to certain exceptions relating to termination of employment or take-over bids or business combination transactions involving Enerplus.  For additional information regarding the payouts on the PTUs that vested on December 31, 2010, see “ — Incentive Plan Awards — Value Vested or Earned During the Year” above.

Employee Performance Incentive Plan

In 2005, Enerplus implemented the EPIP under which notional EPIP Units were granted to eligible employees.  Each EPIP Unit represented a right to potentially receive a cash payment on each vesting date designated by the Board.  The amount of the cash payment was equal to the “market value” of the number of EPIP Units (i.e. Trust Units) that vested on the applicable date, with the “market value” being the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding the vesting date.  Additionally, concurrent with any payment made to an executive in respect of EPIP Units that vested pursuant to the plan, the executive received an additional cash payment equal to the monthly cash distributions, if any, that would have been paid by Enerplus on such vested EPIP Units had they been outstanding as Trust Units from the date of grant.

The final set of outstanding grants made under the EPIP vested and was paid out in 2010 (see “ — Incentive Plan Awards — Value Vested or Earned During the Year”), and the Corporation does not currently intend to make any further grants under the EPIP.

Incentive Plans Adopted in 2011

The following sets forth a description of the Stock Option Plan and the 2011 Executive PSU Plan, each of which was adopted by the Corporation in connection with the Conversion effective January 1, 2011 and under which the Corporation has made grants to its executive officers in 2011, details of which will be provided in the Corporation’s information circular for its 2012 annual meeting of Shareholders.

Stock Option Plan

In connection with the Conversion, the Corporation adopted the Stock Option Plan dated effective January 1, 2011.  The Stock Option Plan was approved by the Fund’s unitholders on December 9, 2010.  The purpose of the Stock Option Plan is to provide effective long-term incentives to the eligible recipients of Options and reward them on the basis of the long-term trading price of the Common Shares.  Below is a summary of the significant provisions of the Stock Option Plan.

The Stock Option Plan permits the Board of Directors to issue Options to any officer or employee of the Corporation as the Board of Directors may determine.  Directors of the Corporation are not eligible to participate in the Stock Option Plan.  The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other securities based compensation arrangements where Common Shares may be issued from treasury (i.e. the Rights Incentive Plan), will be reserved and available for issuance upon the exercise of Options. This 10% maximum is a “reloading” provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated, cancelled or expired (including Incentive Rights under the Rights Incentive Plan) are immediately re-reserved for issuance under the Stock Option Plan and available for future issuances.  As of March 10, 2011, there were 2,013,866 Options outstanding, representing 1.1% of the issued and outstanding Common Shares on that date.

The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities based compensation arrangement (the “Individual Limit”). The maximum number of Common Shares that insiders of the Corporation may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of the Corporation under any other securities based compensation arrangement (the “Aggregate Insider Limit”). In addition, the maximum number of Common Shares that may be issued to any one insider of the Corporation under the Stock Option Plan within a one year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period, and the maximum number of Common Shares that may be issued to insiders of the Corporation under the Stock Option Plan within a one year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of the Corporation under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period. For the purposes of these limits, the number of issued and outstanding Common Shares is to include any Common Shares issuable upon the exchange of any securities of a subsidiary of the Corporation that are exchangeable into Common Shares (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash dividends, distributions or other payments from the Corporation or its subsidiaries equivalent to the voting rights and rights to receive cash dividends attached to the Common Shares. However, this calculation would not include convertible debt securities, purchase warrants, Options outstanding under the Stock Option Plan or Incentive Rights outstanding under the Rights Incentive Plan.

Under the Stock Option Plan, the Board of Directors has the power to determine the time or times when Options will be granted, vest and become exercisable.  The Stock Option Plan provides that the expiry date of an Option shall be the date which is seven years from the date of grant of such Option.  However, if the original expiry date of an Option occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Options, then the expiry date is extended to be the tenth business day after the expiry of the blackout period.  Although not prescribed in the Stock Option Plan, the Board of Directors is expected to provide for gradual vesting periods for each grant of Options, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant. The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

If the Corporation completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a “Transaction”), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), the Options will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction.  However, if: (a) the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Stock Option Plan on the above described terms; (b) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (c) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (d) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction.  Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Transaction or whose vesting has been accelerated pursuant to these provisions shall be cancelled and returned to the Corporation, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and the Corporation will refund to the Option holder all consideration paid by it to exercise those Options.

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

Additionally, the Stock Option Plan contains a “cashless exercise” feature which provides that, unless the Board determines otherwise at any time, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing (i) the difference between the market price and the exercise price of such Option by (ii) the market price of the Common Shares at the date of exercise.  If a holder utilizes this “cashless exercise” feature, the full number of Common Shares underlying the Options exercised shall be deducted from the number of Common Shares reserved for issuance under the plan.

An Option is personal to the grantee and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment of an Option holder with the Corporation is terminated by either party for any reason (other than termination for cause or, generally, the voluntary resignation or retirement of the holder, in which cases the Options expire immediately upon the holder ceasing to provide active services to the Corporation), the Options held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation, following which the Options will expire.

The Stock Option Plan states that the Board of Directors may, at any time without the approval of the Shareholders and the holders of any other voting securities of the Corporation, suspend, discontinue or amend the Stock Option Plan or any Option. However, the Board of Directors may not, without the approval of a majority of the Shareholders and the holders of other voting securities of the Corporation, amend the Stock Option Plan or an Option to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the exercise price); (c) extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expand the categories of individuals who are eligible to participate in the Stock Option Plan; or (e) amend the Stock Option Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for estate planning or estate settlement purposes, in each case unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions.

The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time.  As a result of implementing a “reloading” 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires that the approval of all unallocated Options under the Stock Option Plan be sought by the Corporation every three years from a majority of the Corporation’s directors and the Shareholders.  Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder.

2011 Executive Performance Share Unit Plan

Effective January 1, 2011, Enerplus implemented the 2011 Executive PSU Plan, pursuant to which notional PSUs may be granted to the executive officers of the Corporation, at the discretion of the Board.  This plan is intended to promote a proprietary interest in the Corporation and greater alignment of interests between senior executives and the Shareholders, to provide a compensation system for senior executives that is reflective of the responsibility and commitment accompanying their role in the management and operation of the Corporation in respect of future services to be rendered by such senior executives, and to assist the Corporation to attract and retain individuals with experience and ability to act as senior management of the Corporation.  The amounts paid out with respect to a grant of PSUs made pursuant to the 2011 Executive PSU Plan will depend on the “total return” on the Corporation’s Common Shares over the relevant three calendar year “performance period” as compared to a designated “performance group” of industry peers.  Once the applicable performance period has been completed, a grant of PSUs vests and payment, calculated as described below, is made to the executive within 31 days of the completion of such performance period.

The “total return” of the Corporation’s Common Shares over the performance period is calculated by dividing (i) the total of the cash dividends or similar payments received during the performance period plus the total Common Share price appreciation (or depreciation) during the period by (ii) the Common Share price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  This total return is then measured against a “performance group” of industry peers specified by the Board at the beginning of each performance period, which generally will consist of the entities that comprise the S&P/TSX Oil & Gas Exploration & Producers Index (or any replacement or successor index) at the beginning of the performance period, as may be modified by Enerplus.  The composition of the performance group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

The Corporation’s total return, as compared to the performance group, results in a multiplier (referred to as a “relative performance factor”) then being applied to the number of PSUs granted in respect of the performance period.  The relative performance factor is determined by the Board, after consultation with, and receiving the recommendation of, the Corporation’s management.  The methodology used to determine the relative performance factor may differ for separate grants of PSUs and may be revised by the Board based on such factors as the Board considers appropriate.  For example, the relative performance factor may range from a multiplier of 0.5 for a relative performance ranking at or below the 25th percentile as compared to its performance group, to a multiplier of 1.0 for achieving the 50th percentile, up to a multiplier of 2.0 where the Corporation’s performance ranks at or above the 75th percentile as compared to its performance group, with intermittent points interpolated appropriately.

Once the relative performance factor has been applied to the number of PSUs initially granted to result in an adjusted number of PSUs, a dollar amount is assigned to the adjusted number of PSUs by multiplying that number of PSUs by the sum of the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the applicable performance period.  The executive is entitled to be paid that amount in cash plus an amount equal to the cumulative dividends per Common Share declared payable and having a record date during the applicable performance period.

Notwithstanding anything else in the 2011 Executive PSU Plan, the Board may amend or otherwise modify the terms and conditions regarding any grant of PSUs, including without limitation, accelerate any payment date or modify the methodology of calculating and paying any PSU award under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce or adversely affect the amount of an award otherwise payable pursuant to the terms of the 2011 Executive PSU Plan.

For a description of the treatment of PSUs in the event of a change of control of the Corporation, certain business combinations or the termination of a Named Executive Officer’s employment with the Corporation in certain circumstances, see “ — Termination and Change of Control Benefits” below.

Following the implementation of the 2011 Executive PSU Plan, all executives of the Corporation (including the Named Executive Officers) were granted a one time transitional award under the Executive RSU Plan as part of 2011 long-term compensation.  The purpose of this transitional award was to address the long-term retention compensation gap which was created by the transition to a “cliff” vesting (100% vesting on the third anniversary of the grant) under the 2011 Executive PSU Plan from an annual partial vesting under the Executive RTU Plan.  The transitional awards equal 50% of each executive’s 2011 long-term incentive award and vest, in equal amounts, over a two-year period.

Termination and Change of Control Benefits

The following discussion includes a description of the relevant provisions of the Stock Option Plan and the 2011 Executive PSU Plan, each of which were adopted by the Corporation effective January 1, 2011 and under which no grants had yet been made as of December 31, 2010, but which are presented for informational purposes only.  The following discussion also reflects certain amendments that were made to the Executive Employment Agreements (as defined below) effective January 1, 2011 in connection with the Conversion.

In connection with the termination of a Named Executive Officer’s employment and/or a Change of Control of the Corporation (as defined below) or similar business combination transactions, certain payments may be required to be made to a Named Executive Officer pursuant to the executive employment agreements in place between the Corporation and each of its senior officers (the “Executive Employment Agreements”) and the various incentive award plans implemented by the Corporation.

For the purposes of the Executive Employment Agreements and each of the Executive RSU Plan and the 2011 Executive PSU Plan, a “Change of Control” generally means: (i) the acquisition by a person of beneficial ownership of such number of voting securities of the Corporation, which would entitle such person to cast 35% or more of the votes attaching to all voting securities of the Corporation which may be cast to elect directors of the Corporation; (ii) the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving the Corporation, unless persons who were shareholders of the Corporation immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, the Corporation or any resulting entity outstanding immediately after such transaction; (iii) the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole; (iv) the liquidation of the Corporation or substantially all of its assets or the winding-up or dissolution of the Corporation; (v) a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of the Corporation with an item of business relating to the election of directors or other  transaction, with the result that the persons who were directors of the Corporation prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or (vi) a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur.  An internal reorganization involving only the Corporation and its subsidiaries in circumstances where the business of the Corporation is continued and where the shareholdings of the Corporation remain the same following the transaction as existed prior to such transaction would not constitute a Change of Control.

Certain of the plans also refer to a “Transaction”, which generally means any merger, amalgamation, arrangement, business combination, sale of all or substantially all of the assets of the Corporation, take-over bid or similar transaction that results in the Common Shares being replaced in full with securities of another issuer.  Completion of a Transaction may or may not constitute a Change of Control of the Corporation.

The term “Good Reason” generally means the occurrence of any one or more of the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law: (i) the aggregate remuneration of the executive is materially reduced or not paid when due; (ii) the Corporation requires the executive, without the executive’s agreement, to be based anywhere other than the Corporation’s principal offices on a non-temporary basis; (iii) the executive is subject to a material reduction in the executive’s overall responsibility; (iv) the Corporation fails to continue in effect any aspect of the executive’s remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits); or (v) any failure by any successor of the Corporation to assume and agree to be bound by the provisions of the Executive Employment Agreement.  Additionally, for the purposes of the Executive Employment Agreements and the Corporation’s various incentive award plans, the date of termination of employment is generally deemed to be the last day on which an executive or employee, as the case may be, actively provides services to the Corporation, and not the date of notice of termination or the completion of any statutory or common law notice period.

Termination for Just Cause and Voluntary Resignation

Under the terms of the Executive Employment Agreements and each of the Rights Incentive Plan, the Executive RSU Plan, the Stock Option Plan and the 2011 Executive PSU Plan, in the event of termination for just cause or the voluntary resignation of a Named Executive Officer (including, the retirement of the Named Executive Officer for the purposes of the Executive Employment Agreements, the Rights Incentive Plan and the Stock Option Plan), the executive is not entitled to any incremental or further compensation from the date of termination, and all unexercised, unvested or unpaid grants or awards, as the case may be, made under those plans are immediately forfeited and cancelled.

Termination Without Just Cause or Following a Change of Control or Similar Transactions

Executive Employment Agreements

If a Named Executive Officer terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control, or if the employment of the executive is terminated at any time without just cause, the executive will be entitled to certain payments pursuant to the Executive Employment Agreements, the amount of which are dependent on the executive’s position, years of service with Enerplus, age, and total compensation prior to termination.  For the purposes of determining certain components of such payments, the “Severance Period” for each of the Named Executive Officers, as at December 31, 2010, is set forth below:

Name	Severance Period
Gordon J. Kerr	30 months
Ian C. Dundas	23 months
Robert J. Waters	24 months
Dana W. Johnson	12 months
Eric Le Dain	12 months

Following termination of employment in the circumstances described above, each executive is entitled to receive a lump sum payment, within 10 days of the termination date, equal to (i) the aggregate base salary the executive would receive during the Severance Period, (ii) an amount in lieu of the executive’s annual non-equity (i.e. cash) incentive bonus for the Severance Period and for the period of partial and completed years immediately prior to the termination date for which the executive has not been paid any incentive bonus, if any, generally based on the simple average of the amount of such bonus made in the past two fiscal years, and (iii) payment in lieu of certain benefits and perquisites otherwise payable by the Corporation to or on behalf of the executive during the Severance Period (consisting of items such as, among other things, parking, professional dues, vacation, car allowance and general health and disability benefits).  Additionally, at the option of the executive, the Corporation is to provide the executive with commercially reasonable executive outplacement services (including reasonable office premises) for a period of up to six months following the termination date.  The Executive Employment Agreements further provide that in such circumstances, notwithstanding the terms of any of the incentive plans adopted by the Corporation from time to time, all rights, awards and payments under such incentive plans will immediately vest and become immediately payable on the termination date and, where applicable, become fully exercisable in accordance with their terms on the termination date.

As a condition of receiving such payments and arrangements, the executive must execute a release that releases the Corporation from further obligations and liabilities to the executive.  Additionally, the Executive Employment Agreements state that during the Severance Period, an executive may not, directly or indirectly, without the consent of the Corporation, solicit for hire any employee of the Corporation for employment with another entity, acquire more than 5% of the outstanding securities of the Corporation, engage in any non-management proxy solicitation with respect to the Corporation or publicly announce any transaction with respect to the Corporation.  The Executive Employment Agreements contain standard confidentiality of information provisions that are in effect both during the course of and after the termination of the executive’s employment with the Corporation.

Rights Incentive Plan and the Stock Option Plan

If the employment of an Incentive Rights holder or an Option holder with the Corporation is terminated for any reason (including termination without just cause or by the executive for Good Reason within 90 days of a Change of Control) other than for cause, the Incentive Rights or Options, as the case may be, held by such individual must be exercised within 90 days of the termination date.  As described above under “ — Executive Employment

Agreements”, termination of an executive’s employment without just cause or for Good Reason within 90 days of a Change of Control results in the accelerated vesting of all otherwise unvested Incentive Rights and Options, as the case may be, for such executive, which may be exercised by the executive within such 90-day period.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in substitution for the Common Shares, then the Incentive Rights or Options, as applicable, would be modified so that, upon exercise of such Incentive Rights or Options, the holder would receive that number of securities of the successor issuer that he or she would have received as a result of the Transaction if the holder had exercised the Incentive Rights or Options, as the case may be, to purchase Common Shares immediately prior to the Transaction and was holding such Common Shares on the effective date of such Transaction.  However, under the Stock Option Plan, if the Board determines that such substitution or replacement of Options will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the Option holders or the Transaction would replace the Common Shares with unlisted securities, the outstanding Options would become fully vested and exercisable at any time after the holders thereof receive notice of such accelerated vesting and prior to the occurrence of the Transaction.  In the event that a Transaction would constitute a Change of Control and the executive’s employment is terminated by the executive for Good Reason within 90 days of the Change of Control, as stated above, the Executive Employment Agreements provide that the vesting of all Incentive Rights and Options held by the executive will accelerate.

Pursuant to the terms of the Rights Incentive Plan, if a take-over bid that is not exempt from the take-over bid requirements of the Securities Act (Alberta) is made for the Common Shares, holders of Incentive Rights have the right to immediately exercise all unexercised Incentive Rights held by such holder, whether vested or not at such time, in order to tender such Common Shares to the take-over bid.  If those Common Shares are not tendered to or taken up under the bid, any Common Shares acquired by the holder of the exercised Incentive Rights in connection with the take-over bid are deemed to be cancelled and returned to the Corporation, and the Incentive Rights and the consideration paid by the holder to exercise those Incentive Rights will be returned to the holder.

Under each of the Rights Incentive Plan and the Stock Option Plan, the Board may at any time, in its discretion, accelerate the vesting of Incentive Rights or Options, including in connection with a Change of Control or Transaction.

Executive RSU Plan and 2011 Executive PSU Plan

Each of the Executive RSU Plan and the 2011 Executive PSU Plan (as well as the Executive Employment Agreements as described above) provides for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive is terminated without just cause or if the executive terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control.  For purposes of the 2011 Executive PSU Plan, the amount of the accelerated payment for outstanding PSU awards is calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation from the date of grant of a particular PSU award (or where none exist, based on year-to-date performance).  The accelerated payments are to be made within 30 days of the employment termination date or at the time other severance obligations are paid.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in full substitution or replacement for the Common Shares, the outstanding RSUs and PSUs, as the case may be, shall remain outstanding and continue in effect following the effective date of such Transaction, with certain adjustments made to each to appropriately account for the economic effect of the exchange ratio of replacement securities issued for Common Shares pursuant to the Transaction.  If the Board determines that such substitution or replacement of RSUs or PSUs, as applicable will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the holders or RSUs or PSUs or the Transaction would replace the Common Shares with unlisted securities, then the vesting of all such awards shall accelerate and the eligible executive shall receive a cash payment in respect of all outstanding PSUs or RSUs, as the case may be, immediately prior to the effective date of the Transaction.  Under the 2011 Executive PSU Plan, the amounts of such cash payments are to be calculated in the same manner as described above for termination without just cause and for Good Reason following a Change of Control.

Estimated Payments

The following table sets forth the estimated incremental payments that would have been required to have been made to the Named Executive Officers had either a Named Executive Officer been terminated without just cause or if a Named Executive Officer would have been entitled to terminate his or her employment for Good Reason within 90 days of a Change of Control, in each case had such events occurred on December 31, 2010.  As stated above, no Options were outstanding under the Stock Option Plan and no PSU awards were outstanding under the 2011 Executive PSU Plan as at December 31, 2010.

Estimated Incremental Payments as of December 31, 2010

Termination Without Just Cause or Termination For Good Reason Following a Change of Control

Name	Salary(1) ($)	Annual Incentive Bonus (2) ($)	Incentive Plan Rights(3) ($)	Executive RTU Plan Payments(4) ($)	Benefits and Perquisites(5) ($)	Total ($)
Gordon J. Kerr	1,312,500	706,250	2,195,364	1,578,611	399,084	6,191,809
Ian C. Dundas	737,917	440,833	1,427,237	1,330,185	230,594	3,955,932
Robert J. Waters	700,000	400,000	1,216,716	1,055,101	224,540	3,396,357
Dana W. Johnson	298,380	136,898	824,803	860,687	90,409	2,211,178
Eric Le Dain	280,000	118,000	880,521	742,265	95,842	2,116,628

Notes:

(1)          Represents the Named Executive Officer’s 2010 annual salary multiplied by the Severance Period.

(2)          Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2008 and 2009, had such amount been received for the duration the of Severance Period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2010.  For Mr. Johnson, U.S. dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$0.9946 in effect December 31, 2010.

(3)          All unvested Incentive Rights held by the Named Executive Officer as at December 31, 2010 would vest and be immediately exercisable on December 31, 2010 as provided under the Executive Employment Agreements.  The amounts presented are calculated based on the in-the-money value of the Incentive Rights in respect of which vesting has been accelerated, based on the difference between the closing price of Trust Units on the TSX on December 31, 2010 and the exercise price of such Incentive Rights (after giving effect to the reduction in the applicable exercise price as provided for in the TURIP, except for Dana W. Johnson, who as a U.S. employee is not eligible for such reductions) at December 31, 2010.   See “Incentive Plan Awards — Outstanding Option—Based Awards and Trust Unit—Based Awards” above.

(4)          All unvested RTUs held by the Named Executive Officer as at December 31, 2010 would immediately vest and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding RTUs held by each Named Executive Officer at December 31, 2010 based on the closing price of the Trust Units on the TSX on such date, plus the monthly cash distributions that would have been paid by Enerplus on such RTUs had they been outstanding as Trust Units from the date of grant.  See “Incentive Plan Awards — Outstanding Option—Based Awards and Trust Unit—Based Awards” above.

(5)          The amounts in this column include amounts payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurances and disability programs, benefits paid under a flexible spending account, club membership dues and the matching contribution made by Enerplus to each of the Named Executive Officers pursuant to the Savings Plan, as well as vacation pay.

Death, Disability or Retirement

If a Named Executive Officer’s employment with the Corporation is terminated due to death, permanent disability or retirement, no incremental payments or benefits become automatically payable to the executive officer under the Executive Employment Agreements.  Under the Rights Incentive Plan and the Stock Option Plan, in the case of the executive’s death, the executive’s estate has 90 days from the date of termination to exercise any Incentive Rights or Options, as the case may be, that vest in their normal course prior to the end of the 90-day period.

In the case of an executive’s retirement, all RSUs which have vested or would vest on or prior to the date of termination of the executive’s employment with the Corporation (including the notional accumulated monthly cash distributions and dividends on the RSUs that vest) are to be paid to the executive on the date of termination, and unless otherwise determined by the Board, any grants or awards on which payment is not made as described above are forfeited and cancelled.  Accordingly, subject to the exercise of Board discretion as described above, no incremental payments would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated as a result of the retirement of the executive on December 31, 2010, as no incremental salary, annual incentive bonus or benefit payments would have become payable, and no accelerated vesting of Incentive Rights or RSUs outstanding at such time would have resulted, in such circumstances.

However, the Executive RSU Plan provides for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive is terminated by reason of disability or death.  In these cases, the executive, or his or her legal representative in the case of death, shall receive a cash payment in respect of all outstanding RSUs, including the notional accumulated monthly cash distributions and dividends on the RSUs, at the date of termination.  Accordingly, the estimated incremental payments that would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated by reason of death or disability on December 31, 2010 is as follows:  Gordon J. Kerr - $1,578,811; Ian C. Dundas -$1,330,185; Robert J. Waters - $1,055,101; Dana W. Johnson - $860,687; and Eric Le Dain - $742,265.  See “Incentive Plan Awards — Outstanding Option—Based Awards and Trust Unit—Based Awards” above.

Under the 2011 Executive PSU Plan, under which no grants were outstanding at December 31, 2010, the amount of the PSU awards to be paid shall be calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation during that performance period prior to the executive’s termination date (or where none exist, the year-to-date performance). In case of the executive’s retirement, unless otherwise determined to be a greater amount by the Board, the executive shall receive a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made calculated in the same manner as for disability or death as described above, except that the amount of PSU awards to be paid shall be prorated based on the percentage of the applicable full three year performance period completed prior to the executive’s termination date, and the portion of the PSUs in respect of which payment is not made is forfeited and cancelled.

In order to be considered as having “retired” from employment with the Corporation, an executive must have stated his or her intention to be treated as having “retired” and such retirement status and the effective date of such retirement have been accepted and confirmed by the Chair of the Committee (or any replacement committee thereof) upon the recommendation of the CEO (except in the case of the proposed retirement of the CEO, which must be accepted and confirmed by the Chair of the Board and the Chair of the Committee).

Estimated Value of Aggregate Equity Holdings of Named Executive Officers

Members of Enerplus’ executive have an obligation to maintain a minimum ownership in the Corporation’s Common Shares within five years from the date of their appointment as an officer of Enerplus.  The President & CEO is required to maintain three times his annual salary in Common Shares, while other executives are required to hold two times or one times their annual salary in Common Shares, depending on their seniority.  For calculation purposes, only wholly-owned Common Shares, held directly or indirectly by the executive, are eligible for consideration with regard to the holding requirement.  As of December 31, 2010, all executive officers met these requirements.

The following table sets forth the estimated value of each Named Executive Officer’s aggregate Trust Unit and other equity based holdings in Enerplus as of December 31, 2010.  As mentioned above, pursuant to the Conversion, each Trust Unit was exchanged for one Common Share on January 1, 2011.  For additional details regarding the disclosed value of the Incentive Rights and RTUs held by each of the Named Executive Officers as at December 31, 2010, see “ - Incentive Plan Awards — Outstanding Option—Based Awards and Trust Unit—Based Awards” above.

Estimated Value of Named Executive Officers’ Aggregate Equity Holdings
As of December 31, 2010

Name	Share Ownership Value Required ($)	Number and Value of Trust Units(2) (# / $)	Value of Incentive Rights ($)	Value of RTUs ($)	Total ($)
Gordon J. Kerr	1,575,000	133,758 / 4,102,358	2,195,364	1,578,611	7,876,333
Ian C. Dundas	770,000	62,752 / 1,924,604	1,427,237	1,330,185	4,682,026
Robert J. Waters	700,000	38,959 / 1,194,873	1,216,716	1,055,101	3,466,690
Dana W. Johnson	300,000	6,700 / 205,489(1)	824,803	860,687	1,890,979
Eric Le Dain	280,000	13,802 / 423,307	880,521	742,265	2,046,094

Notes:

(1)          Mr. Johnson commenced his employment with Enerplus on May 5, 2008.  According to the Corporation’s Common Share ownership guidelines, Mr. Johnson has until May 5, 2013 to meet the applicable Common Share ownership requirement.

(2)          Based on the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer, and the closing price of the Trust Units on the TSX of $30.67 per Trust Unit on December 31, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2010, the number of Trust Units (being the only equity securities of Enerplus at that date) which were authorized for issuance under the Rights Incentive Plan, being the only compensation plan of the Corporation then in effect in which securities may be issued from treasury.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,456,607	$33.81	3,475,810
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,456,607	$33.81	3,475,810

Note:

(1)          Without giving effect to the permitted reduction of the exercise prices under the Incentive Rights Plan.  If the downward adjustment in the exercise price is included, the weighted average exercise price is $32.11.

Effective January 1, 2011, the Corporation adopted the Stock Option Plan and reserved for issuance 10% of then outstanding Common Shares less the number of Common Shares reserved for issuance under the amended and restated Incentive Rights Plan (which, as at January 1, 2011, equated to 5,456,607 Common Shares). The following table sets forth, as of January 1, 2011, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan and the Rights Incentive Plan, being the only compensation plans of the Corporation then in effect in which securities may be issued from treasury.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,456,607	$33.81	12,408,228
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,456,607	$33.81	12,408,228

Note:

(1)          Without giving effect to the permitted reduction of the exercise prices under the Incentive Rights Plan.  If the downward adjustment in the exercise price is included, the weighted average exercise price is $32.11.

For a description of the Stock Option Plan and the Rights Incentive Plan, see “Executive Compensation — Incentive Plan Awards” above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate of the foregoing, has been indebted to the Corporation at any time since January 1, 2010.  The Corporation has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with the Corporation since January 1, 2010 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation or anyone who has held such office since January 1, 2010, or any affiliate or associate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and senior management of the Corporation consider good corporate governance to be essential to the effective operation of the Corporation.  As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Corporate Governance & Nominating Committee, monitors changes in legal requirements and best practices.

The Corporation is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 - Disclosure of Corporate Governance Practices (the

“National Instrument”) and the corporate governance guidelines adopted by the Canadian Securities Administrators in National Policy 58-201 - Corporate Governance Guidelines (the “National Policy”).  In addition, the Corporation is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the U.S. Sarbanes—Oxley Act of 2002.  As a foreign private issuer whose Common Shares are listed on the NYSE, the Corporation is required, pursuant to Section 303A.11 of the NYSE Listed Company Manual, to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE’s corporate governance listing standards.  The Corporation has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.  However, as a foreign private issuer listed on the NYSE, the Corporation is not obligated to and does not have an internal audit function.  The Corporation has devoted significant attention and resources to ensure that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements.

Set out below is a description of certain corporate governance practices of the Corporation, as required by the National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  Eleven of the twelve nominees for directors of the Corporation have been determined to be independent based on information provided by individual directors and reviewed by the Corporate Governance & Nominating Committee.  As a result, the Board of Directors is composed of a majority of independent directors.  The eleven independent director nominees are Messrs. Martin (the Chairman of the Board), Dodge, Hodgins, O’Brien, Pew, Roane, Seth, West, Wheeler, Woitas and Zorich.  One director, Mr. Kerr, is the President & CEO of the Corporation, and as such is not independent.  It is the Corporation’s practice that the Chairman of the Board shall be an independent and unrelated director.  In addition, only independent and unrelated directors shall serve on committees of the Board.

Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chairman of the Corporate Governance & Nominating Committee of that director’s change in circumstances, and if deemed non-independent, to submit his or her resignation to the Chairman of the Board.  The President & CEO shall be the only member of management and the only non-independent director on the Board of Directors.

The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.  One of the most noteworthy of those processes is the practice whereby independent directors hold in camera sessions without management present at each Board meeting.

Tenure

The Board does not favour term limits for directors but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance & Nominating Committee annually reviews each director’s continuation on the Board.  This practice allows that committee to ask each director to confirm his or her desire to continue as a member of the Board, and also allows the Corporate Governance & Nominating Committee an opportunity to review that director’s performance and continued suitability.

Retirement

In February 2010, the Board adopted a recommendation of the Corporate Governance & Nominating Committee whereby no person shall be nominated by the Board to serve as a director after he or she has passed his or her 72nd birthday, unless the Chairman of the Board has agreed to waive the mandatory retirement age of such person for one year because of special circumstances.  Further, the Board agreed to grandfather those directors who were or became 72 years old during 2010 for an additional two year period.  Accordingly, Messrs. West and Wheeler will not be seeking re-election to the Board in 2012.

Board Meetings

The Board of Directors meets a minimum of six times per year.  Each board meeting is followed by an in camera discussion of the independent directors without the presence of management.  Directors may assist in preparing the agenda for Board and committee meetings and receive a comprehensive package of information in advance of each meeting.  Further, the Board attends an annual strategic planning session to review, amend or adopt long-term strategies and new corporate objectives for the upcoming year.

Director Service on Other Public Company Boards

Directors are required to advise the Chairman of the Corporate Governance & Nominating Committee before accepting an invitation to serve on the board of another public company.  If the Corporate Governance & Nominating Committee determines that a conflict of interest exists by serving on the board of another company, the director is expected to act in accordance with the Corporate Governance & Nominating Committee’s recommendation.  These practices also apply to executives of the Corporation who have been approached to sit as a director on a board of another, unrelated entity.

Director Compensation and Share Ownership

The Corporate Governance & Nominating Committee annually reviews the compensation of the Board of Directors and is entitled to and has retained an independent consultant to assist in its review of the Corporation’s director compensation practices.  The committee makes recommendations to the Board for consideration when it believes changes in compensation are warranted.

Each of the directors is required to maintain ownership of a minimum of three times their annual retainer in Common Shares of the Corporation or DSUs within five years of their election to the Board or from February 25, 2010 (the date of the change to the minimum ownership requirement), whichever is later.  This requirement was imposed in order to better align the interests of the members of the Board with those of the Shareholders.  In 2010, the independent members of the Board of Directors did not participate in any type of option plan of Enerplus, such as the Incentive Rights Plan, and directors are not entitled to participate in the Corporation’s Stock Option Plan which was adopted January 1, 2011.  See “Director Compensation and Share Ownership — Incentive Plan Awards” above for a discussion of compensation plans applicable to Enerplus’ directors.

Board, Committee and Sub—Committee Meeting Attendance

In fiscal 2010, the Board of Directors and its committees held the following number of meetings:

Board of Directors	11
Audit & Risk Management Committee	4
Compensation & Human Resources Committee	4
Corporate Governance & Nominating Committee	2
Safety & Social Responsibility Committee	2
Reserves Committee	4

Information regarding the attendance of each of the directors at meetings of the Board of Directors and applicable committees in 2010 is contained in the information regarding each proposed nominee for election as a director of the Corporation under the heading “Matters to be Acted Upon at the Meeting — Election of Directors of the Corporation”.  Additionally, the names of all other public companies for which the Corporation’s directors serve as directors (including the board committees on which the Corporation’s directors serve for such entities) is also included in that section of the Information Circular.

Board Mandate and Charter

The Board of Directors is responsible for the overall stewardship of the Corporation and its subsidiaries.  The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board and the officers of the Corporation, all as more particularly described in the

Board Charter adopted by the Board of Directors.  As set out in the Board Charter, the Board of Directors has established five committees to assist with its responsibilities: the Audit & Risk Management Committee; the Compensation & Human Resources Committee; the Corporate Governance & Nominating Committee; the Reserves Committee; and the Safety & Social Responsibility Committee.  Each committee has a charter defining its responsibilities.  The Board of Directors does not have an executive committee.

The Board Charter is attached as Appendix “A” to this Information Circular.  The Board Charter, together with the Charters of each of the five committees of the Board, is also available on the Corporation’s website at www.enerplus.com, and printed copies are available for any Shareholder who requests them from the Corporation.

Position Descriptions and Chairman’s Role and Responsibilities

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors and for the Chair of each committee of the Board of Directors.  The Board of Directors and CEO have also developed a written position description for the CEO.

The Chairman of the Board is responsible for the management, development and effective leadership of the Board.  The Chairman’s primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views, mediates any dissent within the Board and, where possible, achieves consensus among the directors.  The Chairman is also responsible for, among other things, fostering ethical and independent decision making, providing a link between the Board and management and acting in an advisory capacity to the President & CEO in all matters concerning the interests and management of the Corporation.

Orientation and Continuing Education

Responsibility for reviewing and monitoring the orientation programs for new directors is assigned to the Corporate Governance & Nominating Committee.  In this regard, the Corporate Governance & Nominating Committee ensures each new director receives an orientation, supplemented with adequate orientation materials.  Various members of the Corporation’s executive management review with each new member certain information and materials regarding the Corporation and its subsidiaries, including the role of the Board of Directors and its committees, and the legal obligations of a director of the Corporation.

The Corporate Governance & Nominating Committee, in conjunction with the Chairman of the Board and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors.  Directors are encouraged to participate in continuing education programs of their choosing so that they may increase their knowledge and skills as directors.  In addition, during the year, management of the Corporation facilitated an in-house educational technical seminar for the directors.

Executive Succession Planning

The Committee has the responsibility to review management’s ongoing succession planning.  Management, on an annual basis, provides the committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff complement. In particular, the Committee and the CEO conduct a detailed review of current employees who are potential successors for the position of CEO, which includes an assessment of each individual’s strengths and development requirements, an estimate as to when such individuals may be prepared to accept such a role change and any current plans for such individual’s career development.  The Committee also evaluates the current list of potential successors identified relative to those identified in prior years and any change to the candidates or their suitability is noted. Following the review, management, in conjunction with the Committee, collaboratively propose solutions which attempt to address any identified concerns.

Ethical Business Conduct

The Board of Directors has adopted a written Code of Business Conduct (the “Code”) applicable to all directors, officers, employees and consultants of the Corporation.  The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and company policies and procedures; public disclosure and the Corporation’s books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; and non-retaliation.

The Code is available on the Corporation’s website at www.enerplus.com and was filed on January 4, 2011 as a “Code of conduct” on the Corporation’s SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board of Directors and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls and auditing matters).  Pursuant to the Whistleblower Policy, anyone may contact the Chairman of the Audit & Risk Management Committee, the President & CEO, the Chief Financial Officer, General Counsel or the human resources department and report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment.  A copy of the Whistleblower Policy is available on the Corporation’s website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors.  No such material transactions or payments occurred in the past year.  Furthermore, Enerplus has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

Committees of the Board

The Board discharges its responsibilities either acting on its own behalf or through one of its Board committees.  Each committee of the Board operates in accordance with a Board approved written mandate outlining its duties and responsibilities.  The following is a discussion regarding the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs are based on each director’s knowledge, interests and areas of expertise.  The Board favours rotation of committee assignments or chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees.  However, the Board believes experience and continuity must be preserved when considering candidates for rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board, and in all cases, should be rotated only if rotation is likely to increase committee performance.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is currently comprised of Messrs. Roane (as Chairman), Hodgins, O’Brien and Seth, all of whom are independent.  The Corporate Governance & Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees for the Board of Directors.  In addition, this Committee is also responsible for:

•                                          assessing and making recommendations to the Board as to the size of the Board and the appropriate skills and characteristics required of Board members;

•                                          recommending nominees for election or re-election to the Board;

•                                          annually reviewing each director’s continuation on the Board;

•                                          conducting an annual self evaluation process of the Board and each of the directors;

•                                          conducting an annual evaluation process to assess the effectiveness of the President & CEO;

•                                          reviewing and monitoring the orientation of new directors;

•                                          regularly reviewing the Corporation’s corporate governance practices and recommending to the Board any changes that the Corporate Governance & Nominating Committee deems necessary or advisable;

•                                          reviewing the Corporation’s annual disclosure of corporate governance practices; and

•                                          reviewing the Corporation’s corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed.

Compensation & Human Resources Committee

The Compensation & Human Resources Committee is currently comprised of Messrs. Zorich (as Chairman), Dodge and Wheeler, all of whom are independent.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding human resources policies, succession planning and compensation matters.  The Committee also recommends the form and adequacy of compensation arrangements for the Corporation’s executive officers and employees, having regard to associated risks and responsibilities.  In addition, the Committee’s responsibilities also include:

•                                          assessing the performance of the senior management, with reference to corporate objectives;

•                                          making base salary recommendations to the Board for its approval for the CEO and senior management, having regard to executive compensation policies, programs and awards;

•                                          reviewing and making recommendations to the Board for the approval of the granting of awards to officers and employees under the Corporation’s long-term incentive plans;

•                                          reviewing overall compensation programs to ensure competitiveness, reasonableness and employee retention; and

•                                          reviewing long-term succession plans for senior executive positions.

The Committee obtains executive compensation data from third party providers who consult in the oil and gas sector.  During the year, Mercer was retained by the Committee to provide advice regarding the compensation of the Corporation’s directors and executive officers to ensure market competitive compensation.  See “Executive Compensation — Overview” for details of the fees paid to Mercer by Enerplus in 2010 in respect of such services.

Further information regarding the activities and recommendations of the Committee is provided under “Executive Compensation — Compensation Discussion and Analysis”.

Audit & Risk Management Committee

The Audit & Risk Management Committee is currently comprised of Messrs. Hodgins (as Chairman), Roane and Wheeler, all of whom are independent and financially literate for purposes of NI 52-110, as well as pursuant to the Listing Standards of the NYSE and U.S. federal securities legislation.  The specific responsibilities of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee Charter, a copy of which is on the Corporation’s website at www.enerplus.com, and is also included in Enerplus’ annual information form for the year ended December 31, 2010 which has been filed on SEDAR at www.sedar.com and which is included in Enerplus’ annual report on Form 40-F which has been filed on EDGAR at www.sec.gov.  This committee is primarily responsible for the Board’s review of the Corporation’s financial reporting and its general mandate is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                                          financial reporting and continuous disclosure of the Corporation;

•                                          the Corporation’s internal controls and policies, the certification process and compliance with regulatory requirements over financial matters;

•                                          evaluating and monitoring the performance and independence of the Corporation’s external auditors; and

•                                          monitoring the manner in which the business risks of the Corporation are being identified and managed.

For additional details regarding the Audit & Risk Management Committee’s role and responsibilities, see the full text of the Committee’s Charter in Enerplus’ annual information form as noted above.

Safety & Social Responsibility Committee

The Safety & Social Responsibility Committee is currently comprised of Messrs. Dodge (as Chairman), West and Woitas, all of whom are independent.  The principal functions of the Safety & Social Responsibility Committee are to assist the Board in carrying out its responsibilities with respect to the development and implementation of an effective environmental management system, to ensure that the Corporation’s activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with the Corporation’s regulatory obligations, in addition to the following duties:

•                                          reviewing the Corporation’s health, safety, regulatory and environment (“HSRE”) programs and policies;

•                                          reviewing the Corporation’s performance related to HSRE matters on a semi-annual basis;

•                                          reviewing significant external and internal HSRE reports on risk assessments, ongoing investigations and audits performed;

•                                          reviewing the status of significant remediation projects, developments and environmental provisions;

•                                          ensuring that long range preventive programs are in place to mitigate future risks;

•                                          participating in annual visits to one of the Corporation’s operating facilities;

•                                          receiving an annual compliance certificate from management; and

•                                          generally ensuring the integrity of the Corporation’s HSRE programs and policies.

Reserves Committee

The Reserves Committee is currently comprised of Messrs. Seth (as Chairman), Pew, West and Woitas.  The principal function of the Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Corporation’s oil and natural gas reserves.  This committee’s responsibilities also include:

•                                          reviewing the management’s assessment of the work of the independent reserves evaluators annually;

•                                          recommending to the Board the engagement of the independent reserves evaluators;

•                                          reviewing the Corporation’s procedures relating to the disclosure of information with respect to its reserves;

•                                          reviewing the scope of the annual review of the reserves by the independent reserves evaluators, including findings and any disagreements with management;

•                                          meeting independent of management with the reserves evaluators;

•                                          determining whether any restrictions affect the ability of the reserves evaluators in reporting on the Corporation’s reserves data;

•                                          receiving, annually, signed reserves evaluators’ reports and a certificate of compliance and due diligence from management; and

•                                          making recommendations to the Board regarding the approval of the Corporation’s year-end reserves evaluations.

Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board.  Each director is required to complete, on an annual basis, a written evaluation with respect to: (i) the performance of the Board of Directors; (ii) the performance of committees of the Board; and (iii) the contributions of other directors to the Board of Directors and its committees.  The Corporate Governance & Nominating Committee reviews the evaluations with the Chairman.  The results of the evaluations are summarized and presented to the full Board of Directors.  In addition, the Chairman, as appropriate, may review with a director that director’s peer evaluation findings.

ADDITIONAL INFORMATION

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management’s discussion and analysis (“MD&A”) and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission.  Financial information of the Corporation is contained in the audited and consolidated comparative financial statements and MD&A of Enerplus for the year ended December 31, 2010, which have been provided to Shareholders who have requested such materials together with this Information Circular.  Copies of such documents are available on the internet on the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on the Corporation’s website at www.enerplus.com, or may be obtained on request and without charge from the Corporate Secretary of the Corporation, 3000 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Telephone (403) 298-2200.

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of the Corporation knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

NOTICE TO BENEFICIAL SHAREHOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares.  If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

“David A. McCoy”

David A. McCoy

Vice President, General Counsel & Corporate Secretary

Enerplus Corporation

APPENDIX “A”
MANDATE OF THE BOARD OF DIRECTORS OF ENERPLUS CORPORATION

The primary responsibility of the Board of directors is to supervise the management of the Corporation (the “Corporation”) to ensure its long-term success and to maximize Shareholder value.  Any responsibility which has not been delegated to management remains with the Board of directors of the Corporation (the “Board”).

COMPOSITION

The Board shall be composed of a minimum of seven directors and a maximum of fifteen directors.  Except as set out in the By-Laws of the Corporation, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed.  A majority of the directors will be independent.  All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner.  The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

MEETINGS

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively.  The Board shall also retain independent advice, if necessary.

The Board shall participate in an annual visit to one of the Corporation’s key operating and/or capital project areas.  Visits are conducted on a rotating basis to ensure the directors are informed and educated about all of the Corporation’s core operations in the various business units.  Directors are encouraged to meet and question field staff and ensure, first hand, that all environmental, health and safety regulations are being observed and that appropriate procedures are in place to safeguard both the Corporation’s employees and agents as well as its assets.

DUTIES AND RESPONSIBILITIES

The Board is charged with the overall stewardship of the Corporation and manages or supervises the business of the Corporation and its management.  The Board’s responsibilities include:

1.             Management Selection, Retention and Succession

•                                          Select, appoint and if necessary terminate the Chief Executive Officer (“CEO”)

•                                          Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

•                                          Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

•                                          Review its charter annually and recommend changes to the Board when necessary

•                                          Annually appoint directors to the following committees:

•                                          the Audit & Risk Management Committee;

•                                          the Corporate Governance & Nominating Committee;

•                                          the Compensation & Human Resources Committee;

•                                          the Reserves Committee; and

•                                          the Safety & Social Responsibility Committee,

and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•                                          At the Board’s discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

A-1

•                                          Approve compensation and compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

•                                          Assess the CEO against corporate objectives approved by the Board

•                                          Assess, annually, the effectiveness and the performance of the Board, committees and directors in fulfilling their responsibilities

•                                          Approve directors’ compensation, as recommended by the Corporate Governance & Nominating Committee

2.             Strategy

•                                          Review and approve the corporate objectives developed by the CEO

•                                          Review, adopt and monitor the Corporation’s strategic planning process

•                                          Monitor the Corporation’s performance in light of the approved strategic planning process

•                                          Adopt, annually, a strategic planning process to maximize Shareholder value

3.             Corporate Ethics and Integrity

•                                          Review and monitor the Corporation’s Code of Business Conduct and disclose any waivers of the code for officers and directors

•                                          Review and respond to potential conflict of interest situations

•                                          Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

•                                          Approve corporate policies and other corporate protocols and controls

•                                          Approve the Corporation’s policy on public disclosure

•                                          Review, annually, its mandate and amend as deemed necessary

4.             Financial Responsibilities

•                                          Approve the annual audited financial statements of the Corporation as recommended by the Audit & Risk Management Committee

•                                          Approve the quarterly interim financial statements of the Corporation, as recommended by the Audit & Risk Management Committee

•                                          Recommend to the Shareholders the appointment of the Corporation’s external auditors, as recommended by the Audit & Risk Management Committee

•                                          Review and approve the Corporation’s operating budget

•                                          Review, as deemed necessary, approval authorities to the CEO and senior management

•                                          Approve financial commitments in excess of delegated approval authorities

•                                          Review and approve any material acquisitions, divestments and corporate reorganizations

•                                          Assess and approve any material securities offerings, financing or banking arrangements

A-2

Enerplus Corporation

The Dome Tower

3000, 333 - 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 2Z1

Telephone: (403) 298-2200

Toll Free Telephone: 1-800-319-6462

Fax:  (403) 298-2211

www.enerplus.com